UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended ____________________________

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______to ______

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________________

COMMISSION FILE NUMBER:

DETOUR GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Canada
(Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

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Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
Common Shares: 40,280,350 as at July 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
[   ]  Yes   [X]  No

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ]  Yes  [   ]   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[   ]  Yes   [X]  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  [   ]     Accelerated filer  [   ]     Non-accelerated filer  [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  [X]     Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act).
[   ]  Yes  [   ]   No

- ii -

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T A B L E   O F   C O N T E N T S

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GENERAL

In this Registration Statement on Form 20-F, all references to "Detour", "Detour Gold", and the "Company" refer to Detour Gold Corporation.

The Company uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. References to "US$" refer to United States dollars.

Except as noted, the information set forth in this Registration Statement is as of July 31, 2007 and all information included in this document should only be considered correct as of such date.

References to this "Registration Statement" mean references to this Registration Statement on Form 20-F.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements" including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Detour to be materially different from any future results, performance or achievements of Detour expressed or implied by such forward-looking statements. Such risks are discussed in Item 3D "Risk Factors." The statements contained in Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk" are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

GLOSSARY OF TERMS USED IN THIS FORM 20-F

Certain terms used herein are defined as follows:

Assay	Quantitative test of minerals and ore by chemical and/or fire techniques.

Common Shares	Detour's common shares without par value being the only class or kind of Detour's authorized capital.

Concession	Mining rights granted by the Ontario and Quebec governments are subject to certain requirements and conditions during the exploration and exploitation stages.

Induced Polarization ("IP") Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity. IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has high content of quartz.

Mineral Deposit	A deposit of mineralization, which may or may not be ore, the determination of which requires a comprehensive feasibility study.

Mineral Reserve

Securities and Exchange Commission Industry Guide 7, "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations", of the Securities and Exchange Commission defines a 'reserve' as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

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(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Mineral Resource

National Instrument 43-101, "Standards of Disclosure for Mineral Projects", of the Canadian Securities Administrators defines a "Mineral Resource" as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to

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confirm both geological and grade continuity.

Industry Guide 7 does not define or recognize resources. As used in this Registration Statement, "resources" are as defined in Canadian National Instrument 43-101.

Mineral Symbols	Ag – silver; Au – gold; Cu – copper; Fe – iron; Pb – lead; Zn – zinc; Mo – molybdenum

Sulfide	Group of minerals consisting of metals combined with sulfur; common metallic ores.

TSX	The Toronto Stock Exchange.

Vein	A tabular or sheet like mineral deposit with identifiable walls, often filling a fracture or fissure.

CURRENCY AND METRIC EQUIVALENTS

The Company's accounts are maintained in Canadian dollars and all dollar amounts herein are expressed in Canadian dollars unless otherwise indicated. The following factors for converting imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by

acres	hectares	0.405

feet	meters	0.305

miles	kilometers	1.609

tons (2000 pounds)	tonnes	0.907

ounces (troy)/ton	grams/tonne	34.286

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PART I

ITEM 1           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.                     Director and Officer Information

Set out below is the name, business address and position with the Company for each director or executive officer of the Company, as at July 31, 2007:

Name and Business Address	Function

Robert A. Dickinson
1020 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6	Director

Louis Dionne
Royal Bank Plaza, North Tower, Suite 2040, 200 Bay Street, Box 23,	Director
Toronto, Ontario, M5J 2J1

Ingrid J. Hibbard
Royal Bank Plaza, North Tower, Suite 2040, 200 Bay Street, Box 23,	Director
Toronto, Ontario, M5J 2J1

Jeffrey R. Mason
1020 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6	Chief Financial Officer and Secretary

Philip E. Olson
Royal Bank Plaza, North Tower, Suite 2040, 200 Bay Street, Box 23,	Director
Toronto, Ontario, M5J 2J1

Gerald S. Panneton
Royal Bank Plaza, North Tower, Suite 2040, 200 Bay Street, Box 23,	President, Chief Executive Officer
Toronto, Ontario, M5J 2J1	and Director

Judy M. Thomson
1020 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6	Director

Ronald W. Thiessen
1020 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6	Chairman and Director

B.                     Advisors

Not applicable.

C.                     Auditors

The name and address of Detour's auditor since inception of the Company and their membership in the governing professional body are:

Name and Address	Governing Professional Body

McGovern, Hurley, Cunningham, LLP,	Institute of Chartered Accountants of Ontario
Toronto, Ontario
Registered with the Canadian Public Accountability Board (Canada) and the Public Company Accounting Oversight Board (US)

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ITEM 2           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.                     Selected Financial Data

The following table presents selected financial data derived from the audited financial statements of Detour for the period from inception (July 19, 2006) to December 31, 2006. This information should be read in conjunction with the financial statements for the period from inception (July 19, 2006) to December 31, 2006 included elsewhere in this Registration Statement.

Detour's 2006 annual financial statements have been audited by its current independent auditor, McGovern, Hurley, Cunningham, LLP, Chartered Accountants. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 11 to the annual financial statements provides descriptions of material measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America ("US GAAP") as they relate to Detour and a reconciliation of Detour's financial statements to US GAAP.

All information provided in the Summary of Financial Information below and in this Registration Statement is presented in Canadian dollars ("$" or "Cdn$"), unless indicated otherwise, and is in accordance with Canadian GAAP (except as set out in the two tables below).

SUMMARY OF FINANCIAL INFORMATION
IN DETOUR'S FINANCIAL STATEMENTS

Statement of Operations Data	Period from inception (July 19, 2006) to December 31, 2006
Exploration expenses
Canadian GAAP	$523,000
US GAAP	$523,000
Total expenses
Canadian GAAP	$646,385
US GAAP	$646,385

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Interest income
Canadian GAAP	$59,225
US GAAP	$59,225
Loss for the period
Canadian GAAP	$587,160
US GAAP	$587,160
Basic and diluted earnings (loss) per common share
Canadian GAAP	($0.12)
US GAAP	($0.12)

BALANCE SHEET	As at December 31, 2006

Cash and Cash Equivalents

Canadian GAAP	$8,022,023

US GAAP	$8,022,023

Mineral property interests

Canadian GAAP	$1,000,000

US GAAP	$1,000,000

Total assets

Canadian GAAP	$9,548,048

US GAAP	$9,548,048

Total liabilities

Canadian GAAP	$636,067

US GAAP	$636,067

Working capital (deficiency)

Canadian GAAP	$7,458,181

US GAAP	$7,458,181

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Share capital

Canadian GAAP	$5,000

US GAAP	$5,000

Deficit

Canadian GAAP	($587,160)

US GAAP	($587,160)

Shareholders equity

Canadian GAAP	$8,911,981

US GAAP	$8,911,981

Number of outstanding common shares at end of period	5,000,000

No cash or other dividends have ever been declared by Detour.

Exchange Rate

The exchange rate between the Canadian dollar and the U.S. dollar was Cdn$1.0654 per US$1.00 (or US$0.9386 per Cdn$1.00) as of June 29, 2007 and Cdn$1.0668 per US$1.00 on July 31, 2007.

The average exchange rate for the year ended December 31, 2006 (based on the average of the exchange rates on the last day of each month during the period in accordance with the exchange rates provided by the Federal Reserve Bank of New York) was Cdn$1.1341 per US$1.00 and US$0.8818 per Cdn$1.00.

The high and low exchange rates between the Canadian dollar and the U.S. dollar for the past six months are as follows:

Month	Exchange rate Cdn$ per US$1.00
	High	Low
July 2007	1.0538	1.0478
June 2007	1.0684	1.0621
May 2007	1.0986	1.0929
April 2007	1.1371	1.1320
March 2007	1.1709	1.1660
February 2007	1.1735	1.1683
January 2007	1.1789	1.1732

B.                     Capitalization and Indebtedness

The following table sets forth Detour's capitalization as of June 30, 2007, the date of the latest quarterly financial statements. There have been no material changes since that date to the date of this Registration Statement.

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Amount (Unaudited) ($)
Indebtedness(1)
Accounts payable and accrued liabilities	1,395,733
Capital lease obligation	148,038
Total indebtedness(1)	1,543,771
Future income tax liability (3)	31,815,000
Shareholders' equity(2)
Common shares: unlimited common shares without par value authorized 40,280,350 shares issued and outstanding	112,590,366
Contributed Surplus	999,549
Deficit	(8,934,775)
Total shareholders' equity (2)	104,655,140
Total capitalization (3)	138,013,911

________________
(1)	None of Detour's indebtedness is guaranteed or secured, except for capital lease obligations
(2)	These amounts do not include common shares:
(a) reserved for issuance pursuant to options and warrants outstanding as of, or granted or issued after, June 30, 2007; or
(b) issued upon exercise of options and warrants after June 30, 2007.
(3)	The future income tax liability noted here does not represent any amount owing to any person, entity, or government at this time.

As of June 30, 2007, and at July 31, 2007, Detour has no outstanding indebtedness except routine-course trade accounts payable and accrued liabilities and capital lease obligations.

C.                     Reasons for the Offer and Use of Proceeds

Not applicable.

D.                     Risk Factors

The securities of Detour are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Detour for a prospective investor should not consider an investment in Detour unless the investor is capable of sustaining an economic loss of the entire investment.

The risks associated with Detour's business include:

As Detour's mineral properties do not contain any reserves or any known body of economic mineralization, Detour may not discover commercially exploitable quantities of ore on its mineral properties that would

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enable it enter into commercial production, achieve revenues and recover the money it spends on exploration.

Detour's properties do not contain reserves in accordance with the definitions adopted by the United States Securities and Exchange Commission ("SEC") and there is no assurance that any feasibility studies carried out by Detour will establish reserves. The Company's Detour Lake Property is in the exploration stage as opposed to the development stage and has no known body of economic mineralization. The known mineralization at these projects has not yet been determined to be economic ore, and may never be determined to be economic. Detour has only recent commenced exploration on the Detour Lake Property and plans to conduct further exploration activities necessary to evaluate whether a commercially mineable orebody exists on the Detour Lake Property. There is a substantial risk that these exploration activities will not result in discoveries of commercially recoverable quantities of ore. Any determination that Detour's properties contain commercially recoverable quantities of ore may not be reached until such time that final comprehensive feasibility studies have been concluded that establish that a potential mine is likely to be economic. There is a substantial risk that any preliminary or final feasibility studies carried out by Detour will not result in a positive determination that the Detour Lake Property can be commercially developed.

Detour's exploration activities on the Detour Lake Property may not be commercially successful, which could lead Detour to abandon its plans to develop the property and its investments in exploration.

Detour's long-term success depends on its ability to establish commercially recoverable quantities of ore on the Detour Lake Property that can then be developed into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of gold exploration is determined in part by the following factors:

  the identification of potential gold mineralization based on superficial analysis;

  availability of government-granted exploration permits;

  the quality of management and geological and technical expertise; and

  the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Detour may invest significant capital and resources in exploration activities and abandon such investments if it is unable to identify commercially exploitable mineral reserves. The decision to abandon a project may reduce the trading price of Detour's common shares and impair Detour's ability to raise future financing. Detour cannot provide any assurance to investors that it will discover or acquire any mineralized material in sufficient quantities on any of its properties to justify commercial operations. Further, Detour will not be able to recover the funds that it spends on exploration if it is not able to establish commercially recoverable quantities of ore on the Detour Lake Property.

The mineral resource estimates presented by Detour for the Detour Lake Property are estimates only and there is no assurance that these resources represent economically recoverable mineralization.

Detour has included mineral resource estimates that have been made in accordance with Canadian National Instrument 43-101. These resources estimates are classified as "indicated resources" and "inferred resources".

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Detour advises investors that while these terms are recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as "inferred resources" will ever be converted into reserves. Further, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Detour cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that any identified mineral deposit on the Detour Lake Property will ever qualify as a commercially mineable (or viable) orebody that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in the quantity of mineralization, grade or stripping ratio, or metal prices may affect the economic viability of Detour's properties. In addition, Detour cannot be certain that metal recoveries obtained from small-scale laboratory tests will be duplicated in larger scale tests, under on-site conditions or during production.

No Assurance Can Be Given That the Detour Mine Option Will Be Exercised

The key property on the Detour Lake Property is a mine property that is under option from Goldcorp Canada Ltd. ("Goldcorp"). The option to acquire the property may be exercised at any time on or before the expiry of 120 days from the date of completion by Goldcorp of the reclamation of the Mine Site as is described in greater detail under the heading "Information on the Company – History of the Company – Detour Lake Property". The exercise by the Company of this option could result in the Company assuming reclamation obligations. The Company may only engage in the exploration activities on the mine option property that are permitted under the option and access agreement with Goldcorp until the Company either exercises the mine option and acquires the property or obtains Goldcorp's consent to any additional activities. No assurances can be given that Goldcorp would consent to such additional activities or consent on terms acceptable to the Company. Under Ontario law, the option to acquire the mine property automatically expires on December 10, 2019 ("Expiry Date"), notwithstanding that the option purports to be perpetual. If the option is not exercised by such date, the Company would have no rights under the option against the grantor of the option or its successors. No assurance can be given that the option will be exercised prior to the Expiry Date.

The Costs of Reclamation of the Mine Site Could Be Significant and are Subject to Estimates

Management estimates the cost to complete the reclamation of the mine site to be approximately $2.5 million to $5.0 million. These costs would become the responsibility of the Company if the Company assumed the reclamation obligations in connection with the exercise of the mine option and acquisition of the property prior to the completion of the reclamation of the mine site by Goldcorp. These costs represent management's estimate of the reclamation obligations based on information currently available to the Company. The actual cost of completing the reclamation could be significantly higher, in which event the Company may decide not to exercise the option. Management estimates that the reclamation of the mine site to the satisfaction of the Ministry of Northern Development and Mines ("MNDM") will be completed by 2010. The date of completion of the reclamation at the mine site is an estimate only and is based upon information currently available to the Company. The actual date of completion of the reclamation could be significantly later.

There is No Assurance That Aboriginal Title and Rights Claims Will Not be Asserted on the Company's Properties

Aboriginal title and rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. Other than as described in the purchase agreement with Pelangio

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Mines Inc. ("Pelangio"), the Company is not aware of any aboriginal land claims having been formally asserted or any legal actions relating to aboriginal issues having been instituted with respect to the Detour Lake Property. The purchase agreement describes three letters provided by Pelangio to the Company, dated March 19, 2001 from the Moose Cree First Nation to Pelangio, dated May 14, 2001 from Pelangio to the MNDM, and dated June 27, 2001 from the MNDM to Pelangio, all relating to the Moose Cree First Nations claim of traditional territory. There can be no assurance that such events will not occur or that title and rights claims will not be asserted in the future in respect of the Company's properties. In addition, other parties may dispute the Company's title to its properties and its properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

Detour must continue to maintain the claims that comprise the Detour Lake Property in good standing in order to maintain its rights to continue exploration and, if warranted, the development of the Detour Lake Property.

The Detour Lake Property is comprised of claims that have been granted under Ontario and Quebec mining law. Detour must pay an annual surface tax and complete an investment or achieve production for each claim in accordance with government regulations. Detour's failure to maintain the claims that comprise the Detour Lake Property in good standing could cause it to lose its interest in these mineral properties, with the result that Detour would lose its rights to continue exploration and, if warranted, the development of the Detour Lake Property.

As Detour has no history of earnings and no foreseeable earnings, Detour may never achieve profitability or pay dividends.

Detour was incorporated on July 19, 2006 and has had losses since inception. There can be no assurance that Detour will ever be profitable. Detour has paid no dividends on its shares since incorporation. Detour presently has no ability to generate earnings as its mineral properties are in the exploration stage. If Detour is successful in developing the Detour Lake Property, Detour anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Detour does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Detour's board of directors, which will take into account many factors including Detour's operating results, financial conditions and anticipated cash needs. For these reasons, Detour may never achieve profitability or pay dividends.

Detour will require significant additional financing in order to continue its exploration activities and its assessment of the commercial viability of the Detour Lake Property.

If the costs of Detour's planned exploration programs are greater than anticipated, Detour may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that Detour will be successful in its efforts to raise these required funds, or on terms satisfactory to it. The continued exploration of the Detour Lake Property and the development of Detour's business will depend upon Detour's ability to establish the commercial viability of the Detour Lake Property and to ultimately develop its cash flow from operations and reach profitable operations. Detour currently is in the exploration stage and has no revenue from operations. Accordingly, the only other sources of funds presently available to Detour are through the sale of equity and debt capital. Alternatively, Detour may finance its business by offering an interest in its mineral properties to be earned by another party or parties carrying out further exploration and development thereof or to obtain project or operating financing from financial institutions, neither of which is presently intended. If Detour is unable to obtain this additional financing, Detour will not be able to continue its exploration activities and its assessment of the commercial viability of the Detour Lake Property. Further, if Detour is able to establish that development of the Detour Lake Property is commercially viable, the inability of Detour to raise additional financing at this stage would result in the inability of Detour to place the Detour Lake Property into production and recover its investment.

Detour's financial statements have been prepared assuming Detour will continue on a going concern basis, but there can be no assurance that the Company will continue as a going concern.

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Detour's financial statements have been prepared on the basis that Detour will continue as a going concern. At July 31, 2007, Detour had working capital of approximately $28 million, which although expected to be sufficient to allow Detour to fund its current exploration program, may not be sufficient to meet its planned business objectives. Management recognizes that Detour may need to generate additional financial resources in order to meet its planned business objectives. There can be no assurances that Detour will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Detour is unable to obtain adequate additional financing, Detour will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Detour's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

As the Detour Lake Property is Detour's only material mineral property, Detour is economically dependent on the Detour Lake Property in achieving its business objectives. The failure of Detour to establish that the Detour Lake Property possesses commercially viable deposits of ore may force Detour to abandon the Detour Lake Property which could result in a significant decline in the trading price of Detour's common shares and reduce its ability to obtain new financing.

The Detour Lake Property is Detour's only material mineral property and as a result, Detour is economically dependent on the Detour Lake Property for the achievement of its business objectives. Detour's principal business objective is to carry out further exploration activities to establish whether the Detour Lake Property possesses commercially viable deposits of ore. If Detour is not successful in this plan of operations, Detour would not be able to continue its operations on the Detour Lake Property and would be forced to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Detour anticipates that such an outcome would result in a significant decline in the trading price of Detour's common shares. Further, Detour anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Detour Lake Property.

If prices for gold decline, Detour may not be able to raise the additional financing required to fund its exploration activities for the Detour Lake Property.

The ability of Detour to raise financing to fund its exploration activities and, if warranted, development of the Detour Lake Property, will be significantly affected by changes in the market price of the metals it mines or explores for. The price of gold is volatile, and is affected by numerous factors beyond Detour's control. The level of interest rates, the rate of inflation, the world supplies of gold and the stability of exchange rates can all cause fluctuations in this price. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of gold, with the result that Detour may not have sufficient financing with which to funds its exploration activities. In this event, Detour may not be able to carry out planned exploration activities and, if warranted, development of the Detour Lake Property with the result that Detour may not be able to continue its plan of operations.

As there is no established market for Detour's securities in the United States, U.S. investors may not be able to sell their common share of Detour within the United States.

There is no established market in the United States of America for Detour's securities. Accordingly, investors must rely on Canadian equity markets to trade in Detour's securities. Such markets might not have the liquidity found in markets in the United States, resulting in investors being unable to dispose of Detour's securities.

If Detour loses the services of the independent contractors that it engages to undertake its exploration, then Detour's plan of operations may be delayed or be more expensive to undertake than anticipated.

Detour's success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Inc. Detour has contracted the services of professional drillers and other

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contractors for exploration, environmental and engineering services. Poor performance by such contractors or the loss of such services could result in the exploration activities planned to be undertaken by Detour being delayed or being more expensive to undertake than anticipated.

Detour may lose the ability to continue exploration and, if warranted, development of the Detour Lake Property in the event that it does not own valid title to its mining claims and leases.

Detour is the owner of claims to the mineral properties that comprise the Detour Lake Property. Detour's ownership of these concessions should not be construed as a guarantee that title to such interests will not be challenged or impugned. The concessions may be subject to prior unregistered agreements or transfers or claims on title. The concessions may also be affected by undetected defects. If Detour does not have valid title to its concessions, then it may lose the rights to continue exploration and, if warranted, the development of the Detour Lake Property.

Changes in government legislation in Ontario or Quebec could affect Detour's exploration of the Detour Lake Property and could preclude Detour from continuing to explore and, if warranted, to develop the Detour Lake Property.

Detour is required to carry out its exploration activities and, if warranted, any development activities in accordance with Canadian federal and Ontario and Quebec provincial legislation and regulations. Detour is conducting its exploration activities on the Detour Lake Property in compliance with current applicable mining permit and exploration requirements. Changes in government legislation, including changes in environmental regulations or land claims, or the adoption of new legislation governing mining operations, ownership of mineral properties or environmental protection could increase the cost to Detour of conducting its exploration activities and, if warranted, development of the Detour Lake Property or could preclude Detour from proceeding with its exploration activities and, if warranted, development activities.

Detour competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over us. Detour faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Detour does. As a result of this competition, Detour may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Detour considers acceptable or at all.

The adoption of stricter environmental legislation governing the Detour Lake Property could increase the costs to Detour of exploring and, if warranted, developing the Detour Lake Property and could delay these activities.

Detour must comply with applicable environmental legislation in carrying out is exploration and, if warranted, development of the Detour Lake Property. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to Detour of carrying out its exploration and, if warranted, development of the Detour Lake Property. Further, compliance with stricter environmental legislation may result in delays to Detour's exploration and, if warranted, development activities. In particular, Detour's operations and exploration activities are subject to Ontario and Quebec laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.

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The presence of unknown environmental hazards on Detour's mineral properties may result in significant unanticipated compliance and reclamation costs that may increase the costs to Detour of exploring and, if warranted, developing the Detour Lake Property.

Environmental hazards may exist on the properties in which Detour holds interests which are unknown to Detour at present and which have been caused by previous or existing owners or operators of the properties. The presence of such environmental hazards may result in Detour being required to comply with environmental reclamation, closure and other requirements that may involve significant costs and other liabilities.

Detour is subject to many risks that are not insurable and, as a result, Detour will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Detour may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would result in increase in Detour's operating expenses which would, in turn, have a material adverse effect on Detour's financial position and its results of operations. Although Detour maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Detour might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event Detour could incur significant liabilities and costs that could materially increase Detour's operating expenses.

Detour does not have a history of paying dividends and does not have any intention of paying dividends in the foreseeable future.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in Detour's securities other than possible capital gains.

There are Risks Associated With Operating in Joint Ventures

Mining, processing, development and exploration activities depend on adequate infrastructure. The Company is dependent on the existence and ongoing maintenance of reliable roads, bridges, power sources and water supply. These are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

  disagreement with joint venture partners on how to develop and operate mines efficiently;

  inability of joint venture partners to meet their obligations to the joint venture or third party; and

  litigation between joint venture partners regarding joint venture matters.

The Company Has Dependence on Adequate Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. The Company is dependant on the existence and ongoing maintenance of reliable roads, bridges, power sources and water supply. These are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

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U.S. investors who obtain judgments against Detour or its officers or directors for breaches of U.S. securities laws may have difficulty in enforcing such judgments against Detour and its officers and directors.

Detour is incorporated under the laws of Canada and all of Detour's directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon Detour or upon those directors or officers who are not residents of the United States, or to enforce, inside or outside of the United States, any judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained is determined by the Canadian court not to have had jurisdiction in the matter. Furthermore, an original action might not be able to be brought successfully in Canada against any of such persons or Detour predicated solely upon such civil liabilities.

If Detour's directors cause it to enter into transactions in which its officers and/or directors have an interest, Detour may enter into transactions that are on less favorable terms than would be negotiated with an arms length party.

Directors of Detour also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both Detour and to such other companies. Furthermore, those other companies may participate in the same properties as those in which Detour has an interest. Consequently, there may be situations which involve a conflict of interest. In that event, the directors would not be entitled to vote at meetings of directors which evoke any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interests of Detour. If Detour's directors cause it to enter into transactions in which its officers and/or directors have an interest, Detour may enter into transactions that are on less favorable terms than would be negotiated with an arm's length party.

The failure of Detour to maintain effective internal controls could result in Detour not being able to produce reliable financial statements.

Detour is in the process of documenting and testing its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of the Company's internal controls over financial reporting and a report by the Company's independent auditors addressing these assessments. During the course of this testing, Detour may identify deficiencies which the Company may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if Detour fails to achieve and maintain the adequacy of the Company's internal controls, as such standards are modified, supplemented or amended from time to time, Detour may not be able to ensure that it can conclude on an ongoing basis that the Company has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for the Company to produce reliable financial reports and are important to helping prevent financial fraud. If Detour cannot provide reliable financial reports or prevent fraud, Detour's business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of Detour's stock could drop significantly.

As Detour is likely a passive foreign investment company under U.S. tax laws, U.S. investors in Detour may be required to include as ordinary income each year the excess of the fair market value of the common shares over the investor's tax basis in such shares.

Potential investors who are U.S. taxpayers should be aware that Detour expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Detour is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or

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any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Detour. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis his or her share of Detour's net capital gain and ordinary earnings for any year in which Detour is a PFIC, whether or not Detour distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein. U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

The exercise of outstanding options and warrants issued by Detour will result in the issuance by Detour of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Detour's common shares.

At July 31, 2007 there were approximately 2.3 million options and 0.2 million warrants of Detour outstanding. Dilutive securities represent approximately 6% of Detour's issued shares as at July 31, 2007. The exercise of these outstanding options will result in the issue by Detour of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Detour's common shares.

Broker-dealers may be discouraged from effecting transactions in Detour's common shares because they may be considered a penny stock and may therefore be subject to the SEC's penny stock rules.

The SEC has adopted rules (the "Penny Stock Rules") that regulate broker-dealer practices in connection with transactions in 'penny' stocks. Penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system).

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. In particular the statement must contain:

(a)	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

(b)

a description of the broker-dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;

(c)	a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

(d)	a toll-free telephone number for inquiries on disciplinary actions;

(e)	the definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

(f)	such other information and be in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

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The broker-dealer must obtain from the customer a written acknowledgement of receipt of the standardized disclosure document.

The broker-dealer also must provide the customer with:

(a)	the inside bid and offer quotations for the penny stock, or other bid and offer price information for the penny stock if inside bid and offer quotations are not available;

(b)	the compensation of the broker-dealer and its salespersons in the transaction;

(c)	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

(d)	a monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. At the present market prices Detour's common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock. Accordingly, United States broker-dealers trading in Detour's shares will be subject to the Penny Stock Rules. Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stock. As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of Detour, if a market for the shares should develop in the United States.

ITEM 4           INFORMATION ON THE COMPANY

A.                     History of the Company Name, Incorporation and Offices

The Company was incorporated on July 19, 2006 as 6600964 Canada Inc. pursuant to the Canada Business Corporations Act. Pursuant to articles of amendment filed on August 21, 2006, 6600964 Canada Inc. changed its name to Detour Gold Corporation and removed its private company restrictions.

The Company's principal business is the acquisition, exploration and, if warranted, development of mineral properties.

The Company's registered office is located at 181 Bay Street, Suite 2500, Toronto, Ontario, M5J 2T7, phone (416) 360-8600. The Company's head office is located at 200 Bay Street, Suite 2040, Toronto, Ontario, M5J 2J1, phone (416) 304-3800. The Company also has certain administrative activities at 1020-800 West Pender Street, Vancouver, BC, phone number (604) 684-6365.

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History

On August 21, 2006, the Company entered into an asset purchase agreement (the "Purchase Agreement") with Pelangio Mines Inc. ("Pelangio") whereby the Company agreed to acquire the Detour Lake Property from Pelangio for total consideration comprised of $5 million cash and 20,000,000 common shares of the Company. The Company paid a $1 million non-refundable deposit (which formed part of the $5 million component) to Pelangio upon execution of this agreement. In addition, the Company also agreed to:

  complete a private placement for minimum proceeds of $10 million by October 25, 2006;

  complete a minimum initial public offering for minimum proceeds of $15 million by no later than January 30, 2007, or such later date as agreed to in writing by Pelangio and the Company; and

  fund ongoing expenditures on the Detour Lake Property, budgeted at approximately $1.5 million in a approved work program, prior to the completion of this acquisition.

The Purchase Agreement was subsequently amended on September 21, 2006, October 4, 2006 and January 8, 2007.

In addition, the acquisition of the Detour Lake Property was subject to the following conditions:

  listing of the common shares of the Company on the Toronto Stock Exchange or the TSX Venture Exchange on closing;

  approval by the shareholders of Pelangio;

  two Pelangio nominees having been appointed to the Company's board of directors upon completion of the acquisition.

On October 23, 2006, the Company completed a private placement of 5,000,000 subscription receipts at $2.00 per subscription receipt for gross proceeds of $10,000,000. Each subscription receipt entitled the holder thereof to acquire one common share of the Company.

On October 30, 2006, the shareholders of Pelangio approved the sale of the Detour Lake Property to the Company.

The Company completed its initial public offering of common shares (the "IPO") on the Toronto Stock Exchange ("TSX") on January 31, 2007. The Company issued an aggregate of 10,000,000 shares at a price of $3.50 per share for total gross proceeds to the Company of $35,000,000. Concurrent with the completion of the initial public offering:

  the Company's common shares were listed on the TSX;

  the Company completed the acquisition of the Detour Lake Property by issuing 20,000,000 common shares to Pelangio and paying to Pelangio the $4 million balance of cash portion of the purchase price;

  the Subscription Receipts were automatically exchanged for an aggregate of 5,000,000 common shares and the proceeds of the subscription receipt offering released to the Company; and

  Ingrid Hibbard and Philip Olson, as nominees of Pelangio, were appointed to the board of directors of the Company.

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During the period from execution of the Purchase Agreement to closing, the Company satisfied the condition precedent relating to exploration expenditures by funding approximately $1.7 million in exploration expenditures on the Detour Lake Property.

Overview of the Detour Lake Property

The Detour Lake Property is located in northeastern Ontario approximately eight kilometers west of the Ontario-Québec border and 140 kilometers northeast of Cochrane, Ontario.

The Detour Lake Property is comprised of:

  an option to purchase a property referred to as the "Mine Option Property"; and

  certain mining claims, staked claims and mining leases in around the Detour Lake area that are referred to as the "Exploration Lands".

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These properties are summarized as follows:

Property	Ownership Interest	Comprised Of:	Total Area

Mine Option Property	Option to acquire 100%	10 registered leasehold	3,072 hectares
	from Goldcorp, subject	mining blocks and 25
	to 1% NSR in favour of	patents
Goldcorp and 2% NSR
in favour of Newmont

Blocks A, B, C, D and E of	100%, subject to subject	135 mineral claims and 53	8,336 hectares
the Exploration Lands	to 1% NSR in favour of	leasehold interest (2)
Goldcorp and 2% NSR
in favour of Newmont
(1)

Staked Land	100%, subject to 2%	10 mineral claims	1,744 hectares
NSR in favour of the
selling prospector

Purchased Claims	100%	53 mineral claims	10,096 hectares

(1)

Trade Winds Ventures Inc. has an option to earn a 50% interest in Block A which is comprised of four staked mining claims (consisting of 22 claim units) and three leased mining claims. Block A is subject to a 1% royalty to Goldcorp and a 2% royalty to Newmont

(2)	The Company has the right to purchase the 1% NSR on all exploration lands properties from Goldcorp for $1 million.

The properties comprising the Detour Lake Property are shown on the following map:

In addition to acquiring the properties comprising the Detour Lake Property, the Company also:

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  acquired from Pelangio all applicable contracts, geological data, technical reports, feasibility studies, core samples, licenses, permits, property, plant, equipment and fixed assets located on or relating to the Detour Lake Property; and

  assumed certain liabilities related to the Detour Lake Property.

B.                     Business Overview

Overview of Operations

The Company's principal business is the acquisition, exploration and, if warranted, development of mineral properties. The Company's current focus is the exploration of the Detour Lake Property. The Company's overall plan of operations is to use existing working capital to carry out recommended exploration programs on the Detour Lake Property with the objective of advancing exploration to the stage where feasibility studies may be completed to assess the development potential of the Detour Lake Property. The exploration programs that the Company intends to complete have been recommended in technical reports that have been completed on the Detour Lake Property.

Exploration of the Detour Lake Property

During the period from execution of the Purchase Agreement (in August 2006) to closing (on January 31, 2007), the Company funded approximately $1.7 million in exploration expenditure on the Detour Lake Property. This exploration work included the completion of an updated technical report dated September 21, 2006 prepared by Eric A. Kallio, P. Geo.

As recommended in the Kallio report, the Company carried out a $7.5 million Phase 1 drilling program on the Detour Lake Property, with an additional $1.0 million budgeted for exploration work, compilation, and target assessments. The Phase 1 drilling program was comprised of 50,000 metres of drilling. The main objective of the drilling campaign was to expand the current near-surface resource and convert a large portion of the inferred resources to the indicated category. The Company started the Phase 1 drilling program on January 8, 2007. As of June 30, 2007, the Company had completed 134 holes totaling 48,800 metres. Drilling is focused on testing between surface to 350 metres over a strike length of more than two kilometers. The Phase 1 drilling program was completed effective June 30, 2007.

Drilling resumed on July 9 with four drill rigs for a Phase II drilling program planned for an additional 50,000 metres. The Company has commenced a further $7.5 million Phase 2 drilling program.

In addition, a budget of $1.0 million has been allocated for a 12,000 meter exploratory drill program. The Company will continue to review and evaluate new opportunities to acquire other mineral properties.

Services Agreement with Hunter Dickinson

Substantially all of the management services of Detour are provided to it by Hunter Dickinson Inc. ("HDI") pursuant to a services agreement dated July 19, 2006. Currently, one-half of the directors of Detour are also directors of HDI. HDI is one of the larger independent mining exploration groups in North America and as of July 31, 2007, employed or retained approximately 83 staff or service providers substantially on a full-time basis. Of these:

  approximately 43% are professional technical staff (a large majority of whom have accreditation as a professional engineer or professional geoscientist);

  approximately 15% are professional accountants (the majority of whom have professional accreditations); and

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  approximately 42% are administrative, office or field support personnel.

HDI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico, China and South Africa. HDI allocates the cost of staff input into projects, including Detour's projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by management to be at a cost that is competitive with arm's-length suppliers. The agreement can be cancelled on 30 days' notice.

Competition

Detour competes with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel. Many of the mineral resource exploration and development companies with which Detour competes have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest o prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Intellectual Property

On November 22, 2006, the Company filed applications to register in Canada the following trade-marks: DETOUR GOLD; DETOUR GOLD & Gold Bar Design; and DGC.

C.                     Organizational Structure

Detour operates directly and does not have any subsidiaries.

D.                     Property, Plant and Equipment

Ownership Interest in the Detour Lake Property

The Detour Lake Property consists of the Mine Option Property as well as the Exploration Lands. The Exploration Lands include Blocks A through E surrounding the Mine Option Property, the Staked Claims and the Purchased Claims. The Mine Option Property includes the Mine Site, which produced gold between 1983 and 1999. The Mine Site was officially closed in July 1999. Pursuant to the Mine Closure Plan, the Mine Site was flooded. The Mine Site is currently in the process of being rehabilitated according to the Mine Closure Plan.

The properties comprising the Detour Lake Property and the Company's ownership interest in these properties are described in detail below:

The Mine Option Property

Property Description

The Mine Option Property is comprised of 10 registered leasehold mining blocks and 25 patents totaling 3,072 hectares, or 7,680 acres, located on the Sunday Lake and West of Sunday Lake map sheets, in the District of

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Cochrane, Ontario. The critical deposit claims, the campsite and airstrip are held as patents. The approximate dimensions of the Mine Option property are 11 kilometers east west and five kilometers north-south. The outer boundaries of the Mine Option are surveyed in and marked by a series of survey points located along the outer perimeter.

The Mine Option Property includes the site of a former open pit and underground mining operation (the "Mine Site"), which produced gold between 1983 and 1999. In January 1995, Placer Dome (CLA) Limited ("Placer") filed a closure plan (the "Mine Closure Plan") with the Director of Mine Rehabilitation, Ministry of Northern Development and Mines for the Province of Ontario, Canada. The Mine Site was officially closed in July 1999. Pursuant to the Mine Closure Plan, the Mine Site was flooded. The Mine Site is currently in the process of being rehabilitated according to the Mine Closure Plan.

Option to Acquire the Mine Option Property

The Company acquired an option to acquire the Mine Option Property from Pelangio as part of the acquisition. Pelangio originally acquired this option in May 2000, when it acquired the assets of Pelangio-Larder Mines, Limited ("Pelangio-Larder"). Pelangio-Larder's assets included an interest in a joint venture agreement dated December 10, 1998 (the "Joint Venture") entered into with Franco-Nevada Mining Company Limited, predecessor in title to Newmont Mining Company of Canada Limited ("Newmont").

On December 10, 1998, the Joint Venture had entered into an option and access agreement (the "Option and Access Agreement") with Placer, predecessor in title to Goldcorp, pursuant to which it acquired an option (the "Mine Option") to purchase the Mine Option Property by making a $400,000 payment (the "Option Purchase Price") to Goldcorp at any time on or before the expiry of 120 days from the date of completion by (and to the satisfaction of) Goldcorp of all necessary rehabilitation and reclamation work pursuant to any closure plan in respect of the Mine Option Property and on condition that such work is completed in full compliance with the then existing and applicable laws, except any ongoing monitoring and routine maintenance obligations imposed by the Director of Mine Rehabilitation. The Option and Access Agreement provides that the holder of the Mine Option may conduct exploration work on certain portions of the Mine Option Property which do not, in the sole discretion of Goldcorp, require rehabilitation or reclamation work by Goldcorp prior to the date of payment of the Option Purchase Price, provided that reasonable prior notice is given to Goldcorp and such exploration does not unduly interfere with or disrupt such rehabilitation and reclamation work and provided the holder otherwise complies with the requirements of the option and access agreement related to such exploration work.

The Mine Option Property and certain parts of the Exploration Lands are subject to the retention of a 1% net smelter royalty ("NSR") by Goldcorp as the successor in title to Placer. Goldcorp's 1% NSR on the Mine Option Property (should the option be exercised) and its 1% NSR on certain parts of the Exploration Lands can be purchased, each for $1,000,000.

Goldcorp also has the right to remain the owner of certain claims within the Mine Option Property until December 2008, regardless of whether or not the option holder exercises the Mine Option before that date.

In May 2002, Pelangio purchased all of Newmont's interest in the Joint Venture, subject to the retention of a 2% NSR by Newmont. This included Newmont's rights under the Mine Option and its interest in certain property staked by Pelangio.

The Company may only engage in the exploration activities on the Mine Option Property that are permitted under the Option and Access Agreement until the Company either (a) exercises the Mine Option and acquires the Mine Option Property or (b) obtains Goldcorp's consent to any additional activities. No assurances can be given that Goldcorp will consent to such additional activities or consent on terms acceptable to the Company. The exercise by the Company of the Mine Option could result in the Company assuming reclamation obligations under the Mine Closure Plan. Management understands that the physical reclamation in accordance with the Mine Closure Plan is substantially complete. Management estimates the future cost to complete the reclamation of the Mine

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Site in accordance with the Mine Closure Plan to be approximately $2.5 million to $5 million. Depending on the requirements of the MNDM with respect to the Mine Closure Plan, these costs could be higher or lower but are not anticipated to exceed approximately $5.0 million. Management anticipates that the reclamation of the Mine Site in accordance with the Mine Closure Plan will be completed to the satisfaction of the MNDM by 2010, followed by a period of five years of monitoring the water quality of the site prior to the issuance by the MNDM of its final approval of the reclamation. The Company has commissioned an independent review of the Mine Closure Plan and site liability associated with the Mine Option Property and is currently reviewing the draft report related to this review. The Company will not assume any reclamation obligations with respect to the Mine Option Property prior to obtaining such independent review and satisfying itself as to the nature and scope of any potential reclamation obligations. Furthermore, the Company will not assume any reclamation obligations with respect to the Mine Option Property if the Board of Directors of the Company determines that any such assumption of reclamation obligations would materially and adversely impact the Company. Accordingly, if it is subsequently determined that the cost to complete the reclamation of the Mine Site in accordance with the Mine Closure Plan is substantially greater than management's estimate, the Company may decide not to exercise the Mine Option until the reclamation is completed by Goldcorp.

Upon acquisition of the Detour Lake Property, in order to keep all of the properties comprising the Detour Lake Property in good standing, the Company must incur, or have joint venture partners incur, exploration expenditures of approximately $387,600 on an annual basis.

Blocks A through E of the Exploration Lands

Blocks A, B, C, D and E are comprised of 135 staked mineral claims and 53 registered leasehold mining blocks totalling approximately 8,300 hectares.

Blocks A through E of the Exploration Lands surrounding the Mine Option Property were originally acquired by the Joint Venture pursuant to an assignment of a September 28, 1998 letter agreement between Pelangio-Larder and Placer. The following blocks comprising the Exploration Lands are subject to the retention of a 1% net smelter royalty ("NSR") by Goldcorp as the successor in title to Placer.

Each of Blocks A, B, C, D and E is 100% owned by the Company subject to a 2% NSR payable to Newmont, and a 1% NSR payable to Goldcorp;

The Company has the right to purchase Goldcorp's 1% NSR interest on all of these exploration properties for a total of $1 million.

In addition, the Company's interest in Block A is subject to the right of Trade Winds Ventures, a public company trading on the TSX Venture Exchange ("Trade Winds"), to earn a 50% interest in Block A pursuant to an option that was granted by Pelangio to Trade Winds in September 2003. Block A is comprised of 22 claim units totalling 352 hectares and is located west of Sunday Lake, Porcupine Mining Division in the District of Cochrane, Ontario.

Under the terms of the agreement between Pelangio and Trade Winds dated September 18, 2003 (the "Trade Winds Agreement"), Trade Winds' right to acquire a 50% interest in Block A is subject to a staged payment of cash and shares to Pelangio and the completion of an exploration commitment of $7,500,000.

Pelangio advised the Company that during the second quarter of 2006, Trade Winds had advised Pelangio that it had completed its exploration commitment and that Trade Winds was in the process of completing interpretation of data and technical reports to accompany this work. Pelangio also advised the Company that the expenditures Trade Winds claims to have made were in the process of being reviewed. Further, Pelangio advised the Company that it had received final instalments of cash and shares required for vesting of the properties subject to the Trade Winds Agreement and that it was in the process of negotiating a joint venture agreement with Trade Winds. Trade Winds filed a technical report prepared by Golder Associates Ltd. dated December 8, 2006, entitled

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Technical Report, Mineral Resource Estimate – Detour Lake Property, M Zone Gold Deposit, Block A, Porcupine Mining Division, Province of Ontario (the "Golder Report"). Pelangio advised the Company that other than the press release of Trade Winds dated October 27, 2006, in respect of a new mineral resource estimate and the Golder Report, it had not received any data or analysis in respect of the Trade Winds mineral resource estimate and had not independently verified the accuracy of the mineral resource estimate.

Pelangio assigned its rights under the Trade Winds Agreement to the Company in accordance with the terms and conditions of the Purchase Agreement.

Pelangio is reviewing the Trade Winds expenditures on behalf of the Company. Once Trade Winds has earned its 50% interest in Block A, the Company will be required to fund $350,000 towards an exploration program on Block A.

The Purchased Claims

The purchased claims are comprised of 10 claims totalling 1,744 hectares. The Purchased Claims were originally purchased by Pelangio in June 2002. The Company owns a 100% interest in the Purchased Claims, subject to the retention of a 2% NSR originally granted by Pelangio to the selling prospector.

The Staked Claims

The Staked Claims are comprised of 53 claims totalling 10,096 hectares, or 25,000 acres, all of which were originally staked by Pelangio. The Company owns a 100% interest in the Staked Claims without any royalty obligations.

The Technical Report

The following represents information summarized from a technical report (the "Kallio Report") dated September 21, 2006 (filed on www.sedar.com in December 2006), prepared by Eric A. Kallio, P.Geo., an independent qualified person, pursuant to the provisions of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") published by the Canadian Securities Administrators. The Kallio Report summarizes the results of a re-evaluation of resources at the Mine Option Property (see "Area and Location" below), part of the Detour Lake Property. The Kallio Report represents an update of a previous report prepared by the same author for Pelangio dated May 10, 2005 and was designed to include results from new exploration, drilling, data verification and resource estimation that has been carried out since that time.

Area and Location

The Detour Lake Property is located in northeastern Ontario approximately eight kilometers west of the Ontario-Québec border and 140 kilometers northeast of Cochrane, Ontario.

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The following map depicts the location of the Mine Option Property and the Exploration Lands:

Location of Major Features

Most of the known mineralization and current mineral resources at the Mine Option Property are located within 300 meters of surface and in the area immediately west of the former open pit, which forms part of the Mine Site. The shaft for the underground mine is located approximately 250 meters west and 150 meters north of the open pit and the tailings pond approximately two kilometers to the east. The tailings pond is currently holding

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approximately 10.4 million tonnes of tailings from the mining operation. The ultimate capacity of the existing tailings is 22.0 million tonnes. Also located at the site are two stockpiles containing a total of 12.8 million tonnes of waste rock generated from past mining activities and two additional stockpiles containing 3.8 million tonnes of overburden till.

Permits and Mine Closure Plan

The Mine Site was the site of an open pit and underground mining operation (the "Mine Workings") that produced gold from 1983 to 1999. The mine was officially closed in July of 1999 and the Mine Workings were allowed to flood. The site is currently in the process of being rehabilitated according to the Mine Closure Plan. The activities related to the Mine Closure Plan are being coordinated by Goldcorp as Placer's successor, with all of the major buildings and infrastructure including power lines having been removed. The primary focus of work at this time is monitoring the environment until such time as the site has achieved environmental stability.

Pursuant to the Option and Access Agreement, all of the responsibilities for environmental liabilities and completion of the closure plan lie with Goldcorp as Placer's successor. Also pursuant to such agreement, Goldcorp may consent to allow Detour to conduct ongoing exploration, so long as such exploration does not interfere with Goldcorp's closure work and provided that any damages resulting from such exploration by Detour be repaired by Detour.

Further investigation must be completed to determine which permits from the original Mine Workings are still in effect. It is not yet known if, or when, final closure will occur. Although there are no major known environmental issues that would restrict restarting the mine in the future, there is also no guarantee that all necessary permits would be attainable by the Company.

Accessibility, Climate, Local Resources and Physiography

Access

The Mine Site may be accessed via the Detour Lake mine road, which is an extension of Highway 652 from Cochrane, Ontario, located 140 kilometers to the southwest. The road consists of approximately 130 kilometers of hard top followed by 30 kilometers of well maintained gravel surface to the mine site. Access is also available by air as the site contains a 1,600 meter gravel air strip. This air strip was used by Placer prior to 1991 to fly employees to and from the site.

Climate

The climate at the Detour Lake Property is characterized by long cold dry winters and warm moderately humid summers. The average temperature is approximately 0°C. Minimum and maximum temperatures for July, which is the warmest month of the year, are -5°C (23°F) and 32°C (90°F) respectively, and for January, which is the coldest, are -32°C (-26°F) and -25°C (-13°F). Annual precipitation is approximately 800 millimeters with 68% being from rainfall and 32% from snowfall. Winds in the area are predominantly from the northwest to north, especially during the winter. Winds from the southwest can also be prominent during the fall and summer. Average monthly wind speed ranges from 12 to 18 kilometers per hour. The Company intends to conduct its exploration throughout the entire year but must optimize exploration during the winter season (December to March) as part of the property is swampy throughout the summer.

Physiography

The Detour Lake Property is located on the northern edge of the Canadian Shield towards the Hudson Bay lowlands. Most of the area is relatively flat and maximum relief is about 30 meters. There is very little bedrock outcrop and large areas of the property are overlain by thick accumulations of glacial material, swamps and lakes. Glacial deposits include till and glaciofluvial material. Much of the glaciofluvial material consists of drumlins

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and eskers containing poorly sorted sand with lenses of gravel. Approximately 30% of the property is covered by muskeg swamp which can be up to 1.5 meters thick. As a result of limited topographic variation, drainage in the area is very poor.

Local Resources and Infrastructure

Past infrastructure at the site included an open pit and underground mining operation and a mill complex capable of processing up to 3,750 tonnes per day as well as accommodations for all employees working at the site. Most of this infrastructure including the main power line has been removed during advancement of the Mine Closure Plan over the past six years.

The current infrastructure consists of an exploration camp located near the site of the original camp operated by Placer (now Goldcorp). The camp is capable of accommodating up to 50 people. Power for current work is supplied by a diesel generator and fresh water is available from numerous nearby lakes and streams as well as two bored wells, one of which was drilled subsequent to the date of the Kallio Report.

Skilled manpower to explore and operate a mining operation is readily available to the area. Contractors with heavy equipment and experience with mining operations are also located in Cochrane, Timmins and Sudbury.

History

The first significant exploration programs to be carried out in the Detour Lake area were commenced by Amoco Petroleum Limited ("Amoco") in 1974 and included airborne geophysical surveys as well as ground electromagnetic, Radem and magnetometer surveys designed to investigate base metal potential. These surveys lead to the identification of an input anomaly two kilometers long with strong magnetic coincidence which was originally named the Detour 38 Anomaly.

The first hole drilled by Amoco was completed in October 1974 and targeted towards the central portion of the Detour 38 Anomaly. The hole intersected several interesting zones including a nine meter section containing 10-15% pyrrhotite and up to 1% chalcopyrite within a quartz vein system which would eventually be called the Main zone. Based on these results, a major expansion of exploration efforts was undertaken on the property over the next two years including completion of over 47,444 meters of drilling, construction of a winter road from La Sarre, Québec, driving of a decline to the 120 meter level and underground drilling and sampling of this level.

The results of this work were also successful and confirmed the presence of a significant gold deposit, which was estimated by Amoco to host approximately 9.5 million tonnes at 0.207 ounces per ton (cut to 1 ounce per ton) or 0.265 ounces per ton (uncut) to a depth of 545 meters. Despite this, a feasibility study based on an underground mining operation carried out between 1976 and 1978 was negative and prompted the joint venturing of the property to Campbell Red Lake Mines ("Campbell") and Dome Mines Ltd. ("Dome") (a predecessor to Placer).

Under the joint venture agreement, Campbell and Dome would each become 25% stakeholders in the property and Campbell would be the operator. Work by Campbell over the next two years included additional surface and underground drilling, additional channel and grab sampling and completion of a new resource estimate indicating a combined underground and open pit reserve of 27.7 million tonnes grading 3.88 g Au/t. The new results led to a revised plan for developing a mine at the property, which would involve starting up with an open pit and gradually replacing this with underground production over a five year period. The plan was accepted by all parties and work on the open pit was commenced in August 1983.

Few details regarding the open pit design are available, however, based on interviews with former employees at the Detour Lake Property, it appears that the original design was to mine a large low-grade open pit using a bulk mining approach. However, a sharp decrease in the price of gold during 1982 lead to a final design that was much smaller and based on a more selective mining approach. Mining in the pit commenced in late 1983 at a rate of approximately 2,000 tonnes per day until late 1987. Most of the ore left behind from the original design was

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located below and to the west of the current pit limit, but within areas that were pre-stripped. The estimated strip ratio for open pit mining prior to 1987 was 4.5:1 (excluding low grade ore); the final pit depth was approximately 120 meters.

Underground mining commenced in 1987 and utilized both a ramp and new shaft from surface. The main levels for the shaft were located at the 260, 360, 460, 560 and 660 meter levels. An initial production rate of 1,800 tonnes per day was achieved in December 1987 and gradually increased to 2,433 tonnes per day by 1994. Initial mining was focused on ore zones located in the down-plunge extension of the Main zone as well as from Talc zones in the footwall and Quartz zones in the hanging wall. Almost all of the mining between 1987 and 1992 was by cut and fill methods, but due to steepening and local narrowing of the ore body with depth, this method was phased out by 1997. By 1992, most areas in the deeper levels of the mine were mined with the more cost efficient sub-level retreat ("SLR") and conventional longhole mining methods. The SLR mining was then replaced in 1994 by longhole mining using captive mining equipment. Minor shrinkage stoping was also carried out, but usually restricted to the Quartz zones.

Total capital costs for the initial open pit, including the cost of a 137 kilometer power line and an all weather road from the Cochrane and Iroquois Falls area, are estimated at $136 million. Estimated additional capital to add the underground mine between 1986 and 1987, including the cost of sinking the shaft and expansion of the mill to 2,450 tonnes per day are estimated at a minimum of $75 million. Cash cost per tonne for initial open pit mining ranged from $50 per tonne in 1983 to $20 per tonne in late 1987. Cash cost per tonne for underground mining ranged from $52 per tonne in 1988 to approximately $70 per tonne in 1999. Cash cost per ounce for the initial pit mining ranged from over $500 (US$365) per ounce in 1983 to below $250 (US$183) in 1987. Cash cost per ounce for the underground mine ranged from US$350 per ounce in 1987 to over US$400 in 1998.

The approximate gold price in 1983, just prior to mine start-up was $513 (US$370) per ounce and the gold price between 1984 and 1987, when the bulk of the open pit ore was mined, was approximately $475 (US$360). The gold price in 1999, when the entire mine closed averaged approximately $360 (US$245).

All ore mined was hoisted to surface via nine-tonne skips from the 590 meter level loading pocket after being crushed at either the 460 or 660 meter level, jaw crusher stations. Rock material was moved by truck or scooptram. As much waste as possible was placed back into mined out mechanized cut and fill or longhole stopes to reduce hoisting costs and stabilize stopes.

To increase the efficiency of ore haulage in the lower west part of the mine, an expansion program was carried out in 1994, which lead to the construction of an underground crusher and inclined conveyor system from the 660 meter level. The new conveyor and crusher became operational in 1995 and allowed the mine to increase production from 2,300 tonnes per day to 2,850 tonnes per day.

Coinciding with the commencement of underground mining in August 1987 was a merger between Campbell, Dome and Placer Development to form Placer Dome Inc. This was followed less than one year later by the acquisition by Placer Development of the remaining 50% interest in the property from Amoco, to obtain 100% ownership. A re-organization of Placer in 1991 led to the creation of Placer Dome Canada, which became the main business unit responsible for the exploration, development and mining of certain locations, including the Detour Lake area.

In 1995, a new zone of mineralization referred to as the QK Zone (as defined herein) was discovered within the Mine Option Property and a two-phase expansion project to increase the scale of operations from 2,850 tonnes per day to 3,750 tonnes per day was approved and completed. The QK Zone is located on the Mine Option Property, approximately three kilometers west of the underground mine shaft and is just east of the boundary between Block A and the Mine Option Property. The first phase of the expansion involved replacement of the existing carbon in pulp circuit with a carbon in leach circuit; construction of a surface fine crushing plant and the completion of several other mill upgrades, including installation of an expert control system to improve productivity of the grinding circuit. All work on the expansion project was completed by March 1995.

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The second phase of the project involved development of the QK Zone from the 560 meter level. Work for the program included drifting to access and develop along the QK Zone from the end of the 560 meter level, extensive diamond drilling, chip and muck sampling and collection of bulk samples. This work confirmed the presence of a significant resource, and became the object of a detailed engineering study by Placer Dome Technical Services. The engineering studies were mainly negative, but based primarily on mining in a more selective fashion to provide a small supplement to remaining underground ore at the time. The estimated capital costs for the project including construction of a borehole hoist to skip ore to surface were estimated at $18 million, and the operating costs at approximately $55 per tonne.

After 1994, the mine began to experience significant production and grade problems and went through several long periods where the predicted grade was consistently below plan. These problems led to various internal and third party technical evaluations to examine virtually all aspects of mine operations including production and mill sampling procedures, ore waste handling procedures, assaying and quality control procedures, data management, ore reserve calculation methods, dilution control, mine planning and interdepartmental communications. The studies indicated several different factors as possible causes for the problems and included numerous recommendations to try and improve the situation, but the problems were never fully resolved.

Most of the grade problems were attributed to difficulties defining and drifting along ore zones, inconsistent muck sampling procedures and poor precision and quality control for samples being processed at the onsite Detour Lake assay laboratory which was run by Placer.

In 1998, the open pit was re-opened for a short time period to extract ore from the east pit area, but was halted in November of 1998 for safety reasons. The exact safety concerns are unknown but could be related to faulting, fracturing and soft ground conditions within talcose rocks located in the east part of the former open pit. These exact same concerns are not likely to have a material effect on the new resources as they are located mainly west of the former open pit and in more competent rocks with less faulting. As with earlier open pit mining, extraction was done with relatively small equipment. The estimated strip ratio for this mining was 2.5:1.

In July 1999, because of low gold prices, mining at Detour Lake was halted by Placer and reclamation of the mine property was initiated. Since that time both the open pit and the underground mine workings have become filled with water.

Past Production

Past ore production resulted in the recovery of approximately 1.77 million ounces of gold from the milling of just over 14.3 million tonnes of rock at an average recovered grade of 3.82 g/t Au, using both underground and open pit mining methods.

Total production from the original open pit is approximately 5.2 million tonnes grading 2.57 g/t Au, resulting in production of 430,516 ounces. Approximately 3.0 million tonnes, grading 3.25 g/t Au, resulting in production of 313,070 ounces, was mined and milled between 1983 and 1987 and 1.6 million tonnes, grading 1.40 g/t Au, resulting in production of 70,652 ounces, was extracted as low grade underground ore between 1987 and 1998. An additional tonnage of approximately 600,000 tonnes grading 2.26 g/t Au, resulting in production of 46,794 ounces, was extracted from the pit and sent to the mill in early 1998. Production from underground occurred mainly between 1987 and 1999 and extracted approximately 9.1 million tonnes, grading 4.98 g/t Au, and resulted in production of 1,464,431 ounces.

The rate of production varied throughout the mine life. The rate, which prior to 1985 and during initial operation of the open pit, was approximately 700,000 tonnes per year, increased to 800,000 tonnes per year in 1988, following the start of underground mining, and increased again to over 1.25 million tonnes per year by 1997.

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Mill recoveries varied throughout the mine life. Recoveries during the mine start-up in 1983 averaged nearly 92%, but improved to between 93% and 94% by 1984 and stayed at this level until about 1994. Recoveries after 1994 averaged mainly between 91% and 92%, and the overall average for the life of the mine was 93.1% .

Geological Setting

Regional Geology

The Detour Lake Property is located within the northwestern portion (the "Detour Portion") of the Abitibi Greenstone Belt in the Superior Province of the Canadian Shield.

The Detour Portion of the Abitibi Greenstone Belt was divided into the Detour Assemblage, the Lower Detour Assemblage and Vandette Assemblage by Jackson and Fyon (1991). The Detour Assemblage hosts the Detour Lake Property and is comprised primarily of massive and pillowed mafic volcanics and minor ultramafics.

The major structure underlying the Detour Portion is an overturned, isoclinal, east-west trending regional syncline that dips to the north and is referred to as the Detour Lake Syncline. Other major structures include two major east–west trending fault zones referred to as the Sunday Lake Deformation Zone ("SLDZ") and Lower Detour Deformation Zone which occur on the north and south edges of the central metasedimentary unit of the syncline. All rock units including the east-west trending faults are also cut by north to northwest trending faults.

Property Geology

The Mine Option Property occurs on the north limb of the Detour Lake syncline and the extension of the SLDZ. The north portion of the Mine Option Property is underlain by rocks of the Detour Assemblage which consists of a north to south sequence of tholeiitic mafic massive and pillowed volcanic flows, a chert marker horizon ("CMH"), komatiitic flows, footwall theoleiitic mafic volcanic flows, volcaniclastic and clastic sediments. Overlying these units to the south are unaltered metasediments of the Lower Detour Assemblage. All rock units on the property are intruded by a variety of crosscutting felsic, intermediate, mafic and ultramafic intrusives.

Stratigraphy on the Mine Option Property varies in strike from west-northwest in the western part of the Mine Option Property, to east-west in the central portions of the Mine Option Property to east-southeast in the eastern parts of the Mine Option Property. This overall trend is disrupted in the area of the former open pit, where a distinct southwest plunging flexure brings the stratigraphic orientations into a northeast direction. All rock units generally dip steeply north (60 – 80 degrees).

Mineralization

The Mine Option Property hosts the largest gold deposits identified in the area to date and is located in the vicinity of a shallow southwest plunging flexure (the "Main Flexure") developed along the contact between tholeiitic volcanics of the hanging wall sequence and ultramafic rocks of the footwall sequence. At surface, the Main Flexure is located just west of the former open pit and is accentuated by the CMH.

The bulk of the gold mineralization on the Mine Option Property occurs in five zones known as the Main Zone, the South Quartz Zone, the North Quartz Zone, the Footwall Zone and the QK Zone.

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Main Zone

The largest and most continuous zone is the Main Zone, which consists of three main components occurring at various points along the CMH. The Main Zone covers the area where the Mine Site is located. The three components of the Main Zone are referred to as Main Zone #1, Main Zone #3 and Main Zone #4.

The largest component of the Main Zone is Main Zone #1, which is centered on the Main Flexure west of the former open pit in the easterly part of the CMH. Mineralization within Main Zone #1 is typically associated with swarms of narrow quartz veins, which occur intermittently along the CMH and splaying off in a westerly southwest direction. Increased pyrite, pyrrhotite and potassic alteration are also typically found in the vicinity of the better zones. At surface, Main zone #1 strikes between 060° azimuth and 080° azimuth and dips between 45° and 75° northerly. The strike length of Main Zone #1 near surface is approximately 900 meters and has an average width of between three and five meters. Below the 560 meter level, the Main Flexure hosting Main Zone #1 appears to start straightening out to more of an east-west orientation, and the average width begins to decrease. The decrease in width and straightening of the Main Flexure seems to be accompanied by an overall increase in average dip and decrease in the abundance of quartz veining.

Mineralization in Main Zones #3 and #4 is related to secondary flexures located along the CMH approximately 300 and 900 meters, respectively, west of Main Zone #1. Mineralization in both Main Zone #3 and Main Zone #4 is of a similar style to that found in Main Zone #1 and occurs within a shallow southwesterly plunging structure which occurs approximately 200 meters above the plunge of Main Zone #1. Main Zone #3 is located in the east part of the structure and mainly above the 330 meter level. Main Zone #3 has been partly developed on the 330 meter level and mined upwards for about 30 meters over a 200 meter strike length.

Main Zone #4 is also located in the west part of the structure and is located mainly between the 560 and 330 meter levels. Although Main Zone #4 has no past development on it, it has been traced along strike by diamond drilling for a distance of approximately 600 meters.

South Quartz Zone

The South Quartz Zone consists of a series of quartz splays that occur in the east part of the underground mine north of the Main Zone. At least four main splays have been identified in the past including the Q50, Q70 and Q100 Zones. All of the splays occur above the 560 meter level and in the shadow of the Main Flexure. The most significant splay is the Q100 Zone, which has been traced over a strike length of over 600 meters and mined out between the 330 and 560 meter levels. Mineralization in the splays typically consists of narrow swarms of mainly east to northeast trending vertically dipping quartz veins containing up to 5% pyrite, pyrrhotite and local chalcopyrite.

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North Quartz Zone

The North Quartz Zone occurs slightly west and north of the South Quartz Zone and its components include the Pillow Zone, Calcite Zone and the Q120 Zone. The Pillow, Calcite and Q120 Zones, along with the QK Zone, show a close spatial relationship to a major east-west trending contact between pillowed and massive volcanics. Mineralization in the zones generally consists of swarms of narrow quartz veining with pyrite, pyrrhotite and minor chalcopyrite.

QK Zone

The QK Zone occurs approximately 2.5 kilometers west of the headframe, approximately 100 meters north of the Main Zone, and along strike from the Pillow Zone. The QK Zone appears to be situated within a large crescent shaped alteration halo, approximately 900 meters long, 200 meters high, and up to 25 meters thick. The QK Zone generally strikes 090° azimuth and dips around 70° to the north. Higher grade mineralization is associated with narrow parallel to subparallel quartz veins, quartz boudins and sulphide rich veins and breccias, and occurs as steeply dipping or shallow westward plunging rods that form narrow bands within the alteration envelope.

Footwall Zone

Mineralization in the Footwall Zone occurs mainly in talcose rocks on the south side of the Main Flexure and in volcanic rocks south of the CMH near the extreme west end of the underground Mine Workings.

Other Mineralization

Additional significant mineralization occurs within a number of other zones across the Detour Lake Property, which have only been tested in limited fashion including the North Walter Lake Zone, Main Zone West Flexure, R Zone, Clipper Zone and M Zone.

Exploration and Development

Most of the past exploration and mine development has been carried out by four operators: Amoco, Campbell, Placer (now Goldcorp) and Pelangio.

Exploration work prior to 1979 was conducted mainly by Amoco and focused on the Mine Option Property. Work included local grid cutting, geophysical surveying and diamond drill programs on surface, as well as some limited underground exploration. Minor work has also been completed by companies such as Global Energy Limited, Gowest Amalgamated and Destor Resources Exploration. Much of the data from this work is unavailable.

Exploration work between 1979 and 1987 was conducted mainly by Campbell, and also focused on the Mine Option Property. Work included a substantial amount of additional diamond drilling and the completion of a feasibility study.

Exploration after 1987 was carried out by Placer and focused on the Mine Option Property, but also included work on Blocks A through E. Work on the Mine Option Property was carried out in a variety of programs co-coordinated by either the Detour Mine geology department ("DMG") (a division of Placer's mine operations unit) or Placer Dome Canada Exploration Department ("PDX") (a division of Placer's exploration unit), and work on Blocks A through E was managed by PDX.

Exploration by the DMG was carried out on an ongoing basis between 1987 and mid 1999 from both surface and underground locations. Exploration by PDX was carried out between 1990 and 1997 as part of Mine Option Property exploration ("Minex") project and the Exploration Lands exploration ("Campex") project. Minex and

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Campex were funded directly from Placer's corporate offices and were designed to accelerate exploration efforts in the Detour Lake area.

The most recent exploration work at the Detour Lake Property was carried out by Pelangio since 1999 and included geophysical surveying, soil geochemical surveys using mobile metal ion technology (MMI) and diamond drilling. In 2006, a deep induced polarization survey ("Deep IP survey") was carried out by Insight Geophysics of Oakville, Ontario on three lines located approximately 1.8 kilometers west of the open pit. The Deep IP survey covered the west extension of the Calcite Zone overlying the Main Zone West Flexure ("MZWF") Zone. Results of the Deep IP survey indicated a broad zone (approximately 500 meters wide) of increased chargeability and generally decreased resistivity extending from near the west end of the Calcite Zone. This broad zone has been labelled as the Main Anomalous Zone. Conclusions from the report by Insight Geophysics suggest that there is strong potential for the deep IP method to provide valuable assistance with future exploration efforts at the property. Details regarding recent drilling are provided in the sections below.

Drilling

Since the early 1970's, approximately 5,537 holes, accounting for 703,074 meters of drill core, were drilled from surface and from underground drilling on the Detour Lake Property. Most of these holes were drilled on the Mine Option Property, with the remainder on Blocks A and E.

Drilling prior to 1979 was conducted by Amoco and included 335 holes and 57,339 meters directed at targets on the Mine Option Property and six holes and 986 meters on the other properties. Most of the holes were drilled on surface on the Mine Option Property and focused on testing the area surrounding the Major Flexure and the open pit. Most of the core collected was AQ size (27 millimeters in diameter).

Most of the drilling surrounding the Main Flexure that hosts Main Zone #1 was conducted at a spacing of 20 meters or less, but was increased to between 40 and 80 meters in areas farther west. The best results from drilling were obtained from the north side of the Main Flexure and where the open pit was eventually developed, but several good intersections were also obtained in North and South Quartz Zones to the west. Most of the better intersections for both areas were found to be closely associated with broad zones of potassic alteration containing local higher grade lenses.

Drilling between 1980 and 1986 was completed mainly by Campbell and included 419 holes, accounting for 31,616 meters of drill core from both surface and underground. As with Amoco, most of the drilling from these programs was focused on the Main Flexure, but a substantial amount was also directed towards the North and South Quartz Zones to the west. Most of the drilling was conducted from north to south at dips between -40° and -60°. Drilling along the Main Flexure and within the open pit limits was conducted at a spacing of 20 meters or less, and drilling west of the open pit was at 40 to 80 meter spacing. As with the Amoco program, this work obtained some of the best results inside the area, which was developed into the original open pit, but also obtained several significant intersections from the area to the west.

Drilling by DMG included 4,219 holes, accounting for 435,002 meters of drill core, from both underground and surface. Drilling from underground included 4,053 holes for 409,923 meters of drill core drilled over an 11 year period between 1987 and 1998. According to past reports, the quantity of drilling was highly variable from year to year. Approximately 30% of the total meters drilled was for exploration and 70% was for definition. Drill core collected from the drill programs consisted of a mixture of NQ, BQTK, AQ and EX core sizes, which are 60 millimeters, 46 millimeters, 27 millimeters and 21 millimeters in diameter, respectively. Most of the drilling by DMG was conducted from underground. Drilling from these areas prior to 1990 was conducted from development drifts located east of Main Zone #3 and above the 560 meter level. These holes were targeted mainly towards the upper portions of the Main Zone and Talc Zones surrounding the Main Flexure to the west of the open pit. Drilling in these areas was typically conducted on 20 to 40 meter centers, with most holes being drilled from north to south.

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Drilling after 1990 was focused mainly west of Main Zone #3 and on levels at or below the 330 meter level. The bulk of this drilling was conducted to test for westerly extensions of mineralization in Main Zone #1, #3 and #4, and the North and South Quartz Zones. Most of the drilling was conducted from north to south at dips ranging between +45° and -45° and along sections oriented parallel with true north.

The results of the drilling lead to the definition of the Main Zone westwards from the open pit and to a total depth of 800 meters, as well as the identification of significant mineralization in several other structures. A review of data indicates that many of the best mineralized zones occur as pods or lenses within broader scale envelopes of alteration and that this is where most past mining was focused.

Some of the widest and highest grade unmined drill values occur in the deeper part of the Main Zone as well as in the Pillow Zone and QK Zone where pods appear to locally coalesce to form broader zones. Many of the values for these zones occur in the area west of Main Zone #3 including: 6.63 g/t Au over 44 meters in the deeper part of Main Zone #1 and 2.12 g/t Au over 39 meters in the Pillow Zone. The latter result is from a hole located near the east limit of a continuous east-west trending zone of anomalous assay values located just above the 560 meter level and extending westwards by one kilometer. The former result is from a hole located near the 600 meter level and down plunge of the area where the Main Zone is projected to flatten out. Other interesting drill values, which have not been mined can be found in Main Zones #3 and #4 as well as in the westwards and upwards extensions of these zones.

Surface drilling by DMG was conducted mainly on an intermittent basis and during the later years of the mine life, and included approximately 166 holes for 25,079 meters of drill core. Most of this drilling was conducted on the Mine Option Property and was directed towards the areas immediately west of the open pit and the Calcite Zone. Holes that were drilled west of the open pit obtained similar results to earlier holes completed by Campbell and Amoco. Holes that were drilled above the Calcite Zone also intersected broad zones of mineralization, but encountered less biotite and more calcite alteration. Projection of the results from the Calcite Zone downwards indicates that these lie vertically above the Pillow Zone and surround the same contact between massive and pillowed flows units.

Drilling by PDX on the Mine Option Property included holes collared from both surface and underground. Drilling from surface consisted of approximately 119 holes for 52,076 meters of drill core designed mainly to test for extensions of the Main and QK Zones, although many of the holes also passed through Quartz and Pillow Zones located in the hanging wall. Most of the holes were drilled mostly to the west of Main Zone #3. Drilling by PDX from underground included approximately 164 holes for 38,813 meters of drill core. Most of the holes were completed as part of the evaluation of the QK Zone ("QK Drilling") in late 1996 and early 1997, and a deep drilling program carried out in 1997.

QK Drilling consisted of approximately 162 holes for 38,210 meters of drill core completed in late 1996 and early 1997. The holes were collared in the access ramp for the 560 meter level located 100 and 200 meters north of the QK Zone near the western limit of the underground Mine Workings. Results of the drilling indicated a 900 meter long southwesterly trending zone of low grade gold mineralization along a contact between pillowed and massive volcanic rocks.

The deep drilling program included at least six holes for a total of 1,500 meters of drill core completed between July 1997 and September 1997, which were designed to test the downward projection of the Main Zone to a total depth from surface of about 800 meters. Most of the holes were located within the western part of Main Zone #1 and obtained several broad low grade intersections. A review of plans suggests that these initial holes were followed up with several additional holes in the following years, but that there is still much untested ground in this area.

Drilling by PDX on the Exploration Lands was focused on Block A. Total drilling on all Exploration Lands is estimated at 133 holes for 62,147 meters of drill core, with approximately 49 holes, for 32,436 meters of drill core being completed on Block A and 84 holes for 29,711 meters of drill core on the remainder of the Exploration

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Lands. Drilling on Block A targeted the west extension of the QK Zone as well as zones known as the M Zone and NW Zone to the north. Drilling on other properties in earlier stage prospects was also carried out.

All drilling by Pelangio from 2004 to 2006 was conducted from the surface. In 2004, 53 holes, accounting for 12,503 meters of drill core were directed towards a variety of exploration targets located at a distance from the Mine Site. The core collected was a mixture of BQ and NQ sizes.

Drilling by Pelangio in 2005 included 45 holes (9,510 meters), including 10 holes (2,159 meters) designed mainly to confirm past drill core logging and sampling information for the area west of the former open pit ("West Pit Resource Block"). The new holes were collared 200 to 500 meters from the west limit of the open pit and were drilled from north to south across the projected strike of the zone at dips of approximately -45°. Results of the 2005 drilling confirmed the presence of the broad alteration zone with higher grade pods and lenses up to 3.0 g/t Au extending westwards from the open pit. The style, grade and width of the intersections obtained are considered similar to those obtained in the past by Campbell, Placer and Amoco.

Drilling completed by Pelangio in 2006 totalled 29 holes, representing 7,767 meters of drill core. The drilling was completed between January 2006 and April 2006 and was targeted towards five main locations including the area west-southwest of the current West Pit Resource Block, the area to west-northwest of West Pit Resource Block, the Calcite Zone, the MZWF Zone and the M Zone. All holes were drilled from north to south at dips of between -45° and -60° and all core retrieved was NQ in size. Results of the drilling were successful and continued to indicate substantial potential for a large open pit resource.

Some of the new open pit potential identified from the drilling is located west of the previously defined West Pit Resource Block and at the Calcite Zone where several of the new holes intersected wide intervals of low grade gold mineralization. Typical gold intersections from areas northwest of the West Pit Resource Block included 0.45 g/t over 238 meters, 0.5 g/t over 191.95 meters, and 0.74 g/t over 230.9 meters. Intersections from the Calcite Zone included 108.9 meters averaging 1.64 g/t (including 70.9 meters grading 1.87 g/t) and 81 meters averaging 1.86 g/t, including considerably higher grade gold intersections of 2.59 g/t over 21.1 meters and 2.49 g/t over 22 meters.

Some of the new underground potential identified is located near the MZWF Zone and the east extension of the M Zone from Block A. Significant results from the M Zone include gold values of 17.34 g/t over 2.40 meters and 25.16 g/t over 2.45 meters. Significant results from the MZWF Zone include: 5.76 g/t Au over 6.0 meters and 7.60 g/t Au over 2.7 meters, including 16.6 g/t Au over 0.8 meters. Also encountered was a gold intersection of 1.52 g/t over 58.8 m, which, with more drilling, may result in a 100 meter westward extension to the previously defined Calcite Zone resource block. Core recovery from most areas drilled, with the exception of those crossing portions of the Talc zone and Footwall fault area, was very good.

Results from all of the drill programs between 1990 and 2004 were compiled by Placer and Pelangio into a computer database. Past work to verify the database was completed by Placer and Pelangio as well as during preparation of the recent technical report. Verification work during the preparation of the technical report indicated several inconsistencies and local errors with regards to past data collection and entry procedures, which have not yet been totally corrected.

Despite the inconsistencies and errors found with regards to past data collection and entry procedures described above, the data in the areas of greatest interest for the Kallio Report were considered of sufficient quality to conduct an early stage evaluation of resource potential. Further verification and correction of possible errors in the data has been recommended.

Sampling and Analysis

Procedures used by Pelangio during the 2005 drill program included the use of duplicates, blank core samples and standards inserted at the approximate rate of one per every 20 samples processed at the site, as well as routine quality control by Chemex Mississauga and Accurassay Laboratories. A total of three different standards

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including one grading approximately 0.4 g Au/t, one of 0.6 g Au/t and one of 1.0 g Au/t were used for most of the work. In addition, all samples with visible gold or returning initial results greater than 10 g Au/t were re-analyzed with pulp and metallics. Review of quality control data collected by Pelangio indicates some scatter for blanks and standards samples and an extremely high degree of variability for duplicate pulps and rejects.

Quality control during the 2006 drill program was provided by standards, blanks and duplicates inserted to the sample stream by both Pelangio and Swastika Laboratories. In addition to the above, all samples containing visible gold or greater than 10 g Au/t on the first analysis were re-assayed using pulp and metallics methods. All samples analyzed with pulp and metallics were updated to the final drill hole database using this assay value.

Standards and blanks used by Pelangio were inserted by a sampling technician during sample packing at the rate of one blank, one standard and one duplicate for every 20 samples. The standards used by Pelangio were provided by WCM Minerals of Vancouver and consisted of five main types with grades ranging from 0.42 g Au/t to 1.26 g Au/t and expected precision of 10%, or better.

Review of results for the Pelangio quality control sampling indicate less than 3% of the standards submitted by Pelangio exceeded acceptable limits with some having differences of up to 99%. Although, the number of suspicious standards is considered rather high, it was noted that the largest differences are from underestimation of the projected value and that the three standards, exceeding acceptable limits, did not follow high grade samples with free gold, which seems to rule out sample contamination. Examination of data from duplicate sampling indicates a total of 376 duplicates were taken and that there is close agreement in overall mean grade, standard deviation and maximum values between the two datasets, but a relatively poor correlation when comparing individual samples.

Quality control by Swastika Laboratories included processing of one duplicate for every 10 samples processed and insertion of blanks and standards at the rate of one for every 75 samples. One main standard was used by Swastika Laboratories during the program the standard was supplied by Rocklabs Ltd. from New Zealand and had an average grade of 2.398 g Au/t.

Review of results from the Swastika Laboratories quality control sampling indicates all of the standards and blanks utilized by Swastika Laboratories obtained differences less than 10% from the actual values. Evaluation of results from duplicate sampling indicates a total of 751 duplicate samples were re-analyzed during the 2006 program. Comparisons of results from original and duplicate assay values from the Swastika Laboratories program indicate close agreement in mean grade between the two datasets and slightly less scatter between individual recuts.

Review of samples re-analyzed with pulp and metallics indicates that there were 27 of these containing no visible gold, but assaying greater than 10 g Au/t. Review of results from the 27 samples indicates many of the pulp and metallics assays have significant differences from the original values, but that the overall average grade and standard deviation for the original and pulp and metallic results is similar. The number of samples increasing versus decreasing and the magnitude of change in a positive or negative direction in the two datasets also seem similar.

Sample Security

The vast majority of samples have been collected by experienced and knowledgeable personnel working for Placer, Campbell, Amoco and Pelangio at core facilities located at or quite near to the site of drilling. The facilities used by Amoco and Campbell would have been located at an exploration site with relatively restricted access, and those by Placer were at an operating mine site which would have been monitored closely by personnel from both the security and geology departments, with relatively limited access to others. The facilities used by Pelangio are located close to the location of the current exploration camp.

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Transportation of samples to the Swastika Laboratories during the earlier program by Pelangio was by a truck driven by Pelangio employees and later programs by a transportation company.

Data Verification

Data verification for the Kallio Report was focused on further checking of the computer database, assay data and specific gravity data. Results of the database checking showed local inconsistencies and errors in rock type coding, unusual patterns for certain down hole surveys and high variability, inconsistencies and entry errors in assay data. Despite the above, it was determined that it would be unlikely that these items would have a material impact on the estimate of resources on a project-wide scale.

Verification of assay data involved re-assaying samples from the 2006 drilling, twinning of new 2006 drill holes with older holes by Placer and evaluation of basic statistics for new and older holes within a test block. The re-assaying of samples from 2006 drilling was completed using quarter core, pulps and rejects and indicated typical characteristics of a coarse gold deposit including extremely high variability and poor correlation of gold grades between paired samples. Percentage differences between paired samples of each of the above types in the 1.0 g/t Au to 3.0 g/t Au grade range often exceed 40% and occasionally exceed 1,000%. Re-analysis of original samples analyzed using routine and pulp and metallics methods also indicates high variability for gold grades on an individual sample basis, but no strong bias in medium to larger sized groups of samples. The implications of the above are that local resource estimates and mining selectivity are likely to be poor in areas with low numbers of samples and/or wide drill hole spacing. The twinning of drill holes was completed on two different cross sections located in the Calcite Zone resource block and indicated substantially higher grades in the new holes compared to the nearby holes drilled by Placer. It appears that there is a good possibility for achieving a higher grade in the Calcite Zone, or part of it, than previously indicated from the Placer drilling.

The evaluation of statistics for new and older drill holes was conducted using one meter sample composites from holes by Placer, Pelangio, Campbell and Amoco in the east portion of the pillowed flow unit near the West Pit Resource Block. Results of the work indicate considerable differences in mean grade, variance and 99th percentile with the highest values for each item being obtained by Pelangio, followed in order by Placer, Campbell and Amoco. Possible reasons for the above differences include: differences in core size, assay procedures and data entry procedures, but further studies are required to verify this. The indications to date are that assays from the Pelangio drill holes, which were obtained using the largest core diameter, largest pulp sizes, finest grinding and increased quantities of pulp and metallics and fire assay techniques, provide the best representation of gold distribution in the test block.

Checking of specific gravity was completed using samples from approximately 201 intervals of drill core from the 2006 drilling and indicated a relatively consistent value of 2.9 for all major rock units. The reported values showed little correlation with sulfides in rocks containing less than 10% of total volume.

Mineral Resource Estimates

The Kallio Report prepared in September 2006 summarizes recent exploration on the Detour Lake Property and provides an updated resource estimate. The new resource estimate was designed to be an update to the previous resource calculations by Pelangio reported as of May 10, 2005. The new resource estimate was focused on near-surface areas and incorporated several changes from the study completed in 2005 including:

  a revised and expanded geological model,

  addition of new drill data dating back to early 2005,

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  revised search criteria for tonnage and grade estimation,

  an adjusted gold price from US$425 to US$450 and exchange rates for determining cut-off grades, and utilization of pit optimization routines to define the overall limits of the resource.

The new estimate also included mineralization located in the walls and sills of historic mine workings, which was not included in the 2005 study, as the workings were not yet fully modeled.

The new estimate was based on the concept of a large-scale open pit mining scenario that would utilize smaller scale blasts and mining equipment in at least some areas to assist in achieving projected grades. The new near-surface estimates were taken in the North Quartz Zone, South Quartz Zone and in Main Zones #1, #3 and #4 between 5,800 feet elevation to 6,290 feet elevation and were conducted with a revised geology model covering approximately twice the strike length and vertical height as for the 2005 study. The estimation was conducted using Inverse Distance Cubed technique, a maximum 40 meter long search ellipsoid and an octant search parameter. All high values were cut to 20 g/t Au.

All mineral resources are contained within a US$450/oz Lerchs Grossman pit shell, which was determined utilizing both inferred and indicated resources. Assumed costs for milling were Cdn$9.17/t, for ore mining Cdn$1.52/t, for waste mining costs Cdn$1.26/t and for general and administration Cdn$2.93/t. Pit walls were projected at 45 degrees and mill recovery was assumed at 94%. The gold price and exchange ratio used for constructing the pit shells was US$450/oz ($531/oz) and US$1=$1.18, respectively. All of the projected cost and recovery figures should be considered preliminary and subject to a high degree of risk.

Results of optimization produced two separate pits, with one centred on the West Pit Resource Block and one on the Calcite Zone. Projected total resources inside the pit shells, along with projected grade and ounces for uncut assay data are shown in the table below:

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following table uses the term "indicated resources". Detour advises that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Indicated Mineral Resource of the Detour Lake Mine Property (US$450/oz gold price)

			Gold Grade (cut
			to	Gold Grade
Pit Name	Category	Tonnes	20 g/t)	(uncutg/t)

West Pit	Indicated	20,045,000	2.14	2.70

Total	Indicated	20,045,000	2.14	2.70

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Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following table uses the term "inferred resources". Detour advises that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Inferred Mineral Resource of the Detour Lake Mine Property (US$450/oz gold price)

			Gold Grade (cut
			to	Contained	Gold Grade
Pit Name	Category	Tonnes	20 g/t)	Cut Ounces	(uncutg/t)
West Pit	Inferred	30,609,000	1.82	1,788,000	2.32
Calcite Pit	Inferred	4,826,500	1.60	247,650	1.94
Total	Inferred	35,435,500	1.80	2,035,650	2.27

Notes:

(1)

The mineral resource estimate is reported in Detour 's Technical Report dated September 21, 2006 (filed on www.sedar.com in December 2006). The cutoff grade for potential open pit resources was 0.85 g/t. Assumed costs in Cdn$ for milling are $9.17/t, for ore mining $1.52/t, for waste mining $1.26/t and for general and administration $2.93/t. The assumed gold price for the calculation is US$450/oz, exchange ratio 1.18 Cdn$/US$ (i.e. Cdn$531/oz) and mill recovery of 94%. All the projected cost and recovery figures should be considered preliminary and subject to a high degree of risk.

(2)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3)

The gold resources estimate is classified according to NI 43-101 and CIM definition standards for mineral resources and reserves. The independent Qualified Person responsible for the December 2006 Technical Report is Eric A. Kallio, P. Geo.

The new resource figures represent a substantial increase in quantity to both indicated and inferred resources from the gold mineral resources reported in the technical report dated May 10, 2005. The bulk of the new resource additions occurred at the West Pit Resource Block area and the result of adding new drill data and adjustments to procedures as described in the above paragraphs. Additions to the Calcite Zone were minimal due to a sharp decrease in quantity of sample data below the 150 meter level from surface.

All resources contained within the indicated category are based on blocks within the US$450/oz pitshell that have been estimated with a minimum of six samples and having at least one sample within 12 meters of the block center. All resources in the inferred category are based on blocks that are within the US$450/oz pitshell and estimated with a minimum of three samples located within 40 meters of a block center.

Projected resources are calculated assuming a minimum five meter mining width with a strict attention to grade and ground control to be applied during possible mining. Current projections on strip ratio assume all material below 0.85 g/t Au, or not estimated due to lack of drill data, as waste and indicate a strip ratio in the order of 7.8:1. The total volume of unestimated material inside the pit shell is estimated as approximately 220 million

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tonnes or 45% of the total pit shell volume. As such, potential to reduce the strip ratio seems possible, but will require a substantial amount of new drilling.

Verification of the new resource estimate was mainly by Mr. Kallio with assistance from Micon International, U.K. and involved review of block model trends and some checking of calculations for the block model and pit optimizations.

The review of block model trends indicates that the bulk of the new resources is in the West pit and associated with narrow east-west trending, sub-vertically dipping zones contained within broader lower grade envelopes. Correlation of higher grade values from the new block model and raw drill holes and 2005 block model is reasonable, but with the overall pattern of the new model being much more smoothed and containing additional low-grade resources in areas surrounding original higher grade zones. Although smoothing could be reduced slightly by using a shorter search radius and a tighter mineralization model, creating a tighter mineralization model with current drill data would be difficult and shortening the radius would result in less interaction of samples between adjacent drill holes, large gaps in high potential areas and a less realistic result from pit optimizations.

Continuity of mineralization over a minimum of five meters mining width is strongly sensitive to the cut-off grade. Continuity at 0.60 g/t Au is very good and continuity at 0.85 g/t Au is still reasonable. Continuity at cutoff grades above 1.0 g/t Au becomes very poor. The above data as well as observations from check assaying strongly suggest that any potential mining plans at the Mine Option Property will need to include strict attention to sampling, grade control and ground conditions to avoid excess dilution and achieve desired grades. Ensuring these programs are successful could cause minor increases in mining costs.

Checking of block model calculations involved comparisons of the new block model against past production in the former open pit (as mined by Campbell) as well as against raw drill hole data and the 2005 block model inside of a test block. The comparisons against production data indicate a very close correlation. Comparisons against the 2005 block model at cut-off grades of 0.01 g/t Au and 0.85 g/t Au indicate a tendency for the new block model to report slightly higher tonnages and ounces, but with lower grades. Most of this extra tonnage and ounces appears related to lower grade blocks that have been created in previously unestimated, but high potential areas of the 2005 block model and currently classified into the Inferred resource category. Comparisons of the new block model against raw drill hole data at a cut-off grade of 0.0 g/t Au indicate the new model is 1.61 g/t Au and the raw data 1.47 g/t Au.

Checking of pit optimization data was conducted by Micon International, U.K., using the same parameters as the original estimate and provided confirmation of the original results, but indicates that the total size of the US$450 pit shell would be 20% to 25% smaller had only blocks from the Indicated category been used in the optimization. Sensitivity of the project to mining costs was examined by re-optimizing the block model with various mining costs and indicates potential for large increases or decreases to the total resource figures with changes exceeding $2.00 per tonne.

No new calculation of underground resources was conducted during this study, and all underground resources from the 2005 study were converted to exploration potential as they would likely be uneconomic without advancement of the large-scale open pit and milling scenario or discovery of some new higher grade zones to complement them.

Recommendations of the Kallio Report

Based on work completed during the current study, the Kallio report recommended that additional work to evaluate the gold potential in the project area is warranted and recommended. The work should be focused on additional testing of near surface areas to confirm past results and gain a better perspective of the ultimate size and grade potential so that a feasibility study can be undertaken. A proposed list of activities recommended by the Kallio Report to advance the project is as follows:

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  Diamond drilling to confirm and expand new resource potential surrounding the West pit and Calcite zones and all areas in between. Total drilling should include approximately 50,000 m and be designed to fill in major gaps in past drilling, confirm old assay results and convert resources from the inferred to the indicated category. For maximum shortterm value, some emphasis of the drilling should be placed on areas within and immediately surrounding the US$ 450 pit shell. The technical report recommended that no drilling should commence until a detailed plan of hole locations is completed to ensure the maximum benefit for adding resources and the least problems with intersecting historic stopes and development.

  Continued evaluation of sampling characteristics and optimum assay procedures to deal with erratic gold values contained in areas such as the Pillow zone and West Pit area. At least some of these evaluations should be completed prior to the next drill campaign.

  Continued work to refine, expand and add to the geological and resource models developed to date, possibly using the resource models from the 2005 study as a guide.

  Additional review of potential mining costs for a large-scale open pit and additional open pit optimization studies. The new studies should include review of potential extra mining costs, which might be applicable for mineralization in narrow zones and lenses or in contact with mine openings.

  Compilation of historic open pit mining data collected by Campbell including historic mapping, blasthole sampling, grade control outlines and mill production records.

  Continued checking of data contained in the Gemcom database. Decide on procedures for handling of unusual data, such as intervals with multiple assays and missing data.

  Continued analysis of the basic statistics and continuity of mineralization within different regions of the deposit and from different drill programs. Further examination of cutting factors and optimum cutoff grades for defining boundaries for mineralized zones.

  Continued drill core logging and re-sampling with an emphasis on the West Pit zone, Calcite zone, upward extension of Main zone # 3 and Pillow zones. Re-sampling should focus on continued verification of assay data from past drill programs, (especially for those samples processed at the Detour and Dome Mine Laboratories as well as previously unsampled intervals on the shoulders of higher grade intervals, (ie: numerous cases in the old Campbell and Amoco holes).

Plan of Operations

During 2007, the Company intends to carry out the next phase of exploration work on the Detour Lake Property, as recommended in the Kallio Report. Recommended next steps include additional drilling as well as geological and mining studies to confirm continuity and grades of mineralization and to advance the Mine Option Property towards a feasibility study. The main objectives of the drilling is to confirm previous results and increase the level of confidence of the current mineral resources. The drilling program is focusing across the entire West Pit Resource Block and the Calcite Zone, with priority given to the untested area between the two US$450/oz pit shell and the unestimated regions of the US$450/oz pit shell located near surface and between the West Pit Resource Block and Calcite Zone. The proposed budget for work going forward is $7.5 million for the first phase of a 100,000 meter diamond drilling program. The first phase of this work program has the objective of expanding the US$450/oz pit shell potential. A second phase diamond drilling program of 50,000 meters, budgeted at $7.5 million, should follow in the second half of 2007, with an additional $1.0 million budgeted for feasibility and exploration work and $1.0 million budgeted for Block A development.

ITEM 4A      UNRESOLVED STAFF COMMENTS

Not applicable.

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ITEM 5           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with Detour's audited financial statements, forming a part of this Registration Statement, including note 11 to the annual financial statements which provides a reconciliation of the material measurement differences between US GAAP and Canadian GAAP.

Overview

Detour is an exploration stage company that has not earned revenues from its core business to date. Detour is presently undertaking the plan of operations described under Item 4 – "Description of Business" of this Registration Statement. Detour will use its existing cash and working capital to fund this plan of operations. Detour is focused on the exploration of the Detour Lake Property in Ontario, Canada.

Going Concern

The Company has no revenues and the ability of the Company to ensure continuing operations is dependent on the Company successfully acquiring its mineral property interests, raising sufficient funds to finance exploration activities, identifying a commercial ore body, developing such mineral property interests, and upon the future profitable production or proceeds from the disposition of the mineral property interests. The accompanying audited financial statements (exhibit 99.1) have been prepared using accounting principles applicable to a going concern and do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian and US generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used in determining the application of the going concern concept, the determination of potential impairments of mineral property interests, the valuation of income tax assets and liabilities, the rates for amortization of equipment, the assumptions used in determining asset retirement obligations and the fair value of stock-based compensation and other stock-based payments. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for mineral property interests, long-lived assets, asset retirement obligations, income taxes, and stock-based compensation are critical accounting policies that affect the significant judgments and estimates used in the preparation of the Company's financial statements.

The Company's accounting policies are set out in the notes to the accompanying audited financial statements.

Mineral property interests

The acquisition costs of mineral property interests are deferred until the properties are placed into production, sold or abandoned. These costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the properties are sold, allowed to lapse or abandoned, or when impairment has been determined to have occurred. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are greater than the estimated fair market value, the unrecoverable portion is charged to operations in that period.

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The acquisition costs of mineral property interests include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interests.

Exploration costs and option payments are expensed in the period incurred. Option payments which are solely at the Company's discretion are recorded as they are made.

Administrative expenditures are expensed in the period incurred.

Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including its mineral property interests and plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value. At each reporting period, or when events or circumstances indicated that an asset's fair value may not be at least equal to its carrying value, the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry-forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Stock-based compensation

The Company has a share option plan which is described in the financial statements. Under Canadian GAAP, the Company records all stock-based payments using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period with a corresponding credit to contributed surplus.

Consideration received upon the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Statement of Financial Accounting Standards No. 123R ("SFAS 123R"), "Accounting for Stock-Based Compensation", also requires that stock-based compensation be accounted for based on a fair value methodology.

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Results of Operations

The following discussion and analysis of financial conditions and the results of operations should be read in conjunction with Detour's financial statements included in Item 17 of this Registration Statement. Detour's results of operations are summarized below:

Period from inception (July 19, 2006) to December 31, 2006
EXPENSES
Exploration	$523,000
Interest Expense	$11,712
Legal, Audit and Accounting	$23,488
Office and Administration	$58,173
Shareholder Communications	$12,692
Conference and Travel	$11,589
Trust and filing	$5,731
TOTAL EXPENSES	$646,385
OTHER INCOME
Interest Income	($59,225)
LOSS FOR THE PERIOD	$587,160

A.                     Operating Results for the period from inception (July 19, 2006) to December 31, 2006

The Company was incorporated on July 19, 2006. Results of operations for fiscal 2006 are for the period from inception (July 19, 2006) to December 31, 2006.

Exploration expenses

Exploration expenses are comprised of expenditures attributable to the exploration of the Company's Detour Lake Property.

Exploration expenses for fiscal 2006 were $523,000 and included the following:

  geological expenses of $171,966;

  site activity expenses of $300,882;

  graphics expenses of $23,259;

  equipment rental and lease expenses of $11,925;

  environmental expenses of $9,145; and

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  engineering expenses of $5,823.

Pursuant to the Purchase Agreement, the Company was required to fund an approved work program budgeted at $1.5 million at the Detour Lake Property prior to the completion of the purchase. Of this amount, $523,000 was spent to December 31, 2006, with an additional amount of approximately $1.2 million spent prior to the completion of the January 31, 2007 IPO.

Office and Administration Expenses

Office and administration expenses include administrative and office expenses incurred by the Company in its operations, including amounts paid to HDI under the Company's management contract with HDI, and totaled $58,123.

Other administrative expenses, in addition to the "office and administration" expenses, were:

  shareholder communications expenses of $12,692;

  legal, accounting and audit expenses of $23,488;

  trust and filing expenses of $5,731; and

  conference and travel expenses of $11,589.

These expenses were all related to the start-up of the Company's operations.

Interest Expense

Interest expense represented interest payable to HDI in connection with a loan of $1 million advanced by HDI to the Company in order to enable the Company to pay the initial deposit to Pelangio under the Purchase Agreement.

Interest expense for 2006 was $11,712 and was attributable to the HDI loan.

Interest Income

Interest income represents interest earned by the Company on its cash and cash equivalents.

Interest income for 2006 was $59,225 and was attributable to interest earned on cash balances received from the Company's private placement in October 2006.

Loss

The Company's loss for fiscal 2006 was $587,160 and was attributable to the Company's expenses, less interest income.

B.                     Liquidity and Capital Resources

Cash and Working Capital

At December 31, 2006, the Company had cash of $8.0 million and working capital of $7.5 million. As of June 30, 2007, the Company's cash had increased to $29.2 million and its working capital had increased to approximately $28.2 million, primarily as a result of the completion of the IPO.

Plan of Operations

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The Company is presently undertaking a $15 million exploration program on the Detour Lake Property. The Company will fund this exploration program using its current working capital.

The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

Capital Lease Agreements

In January and February 2007, the Company entered into three-year capital lease agreements totalling approximately $155,000 for four trucks for the exploration activities at the Detour Lake Property (June 30, 2007 – $148,038). In March 2007, the Company entered into a three year operating lease of approximately $147,000 for rental office premises. The Company has no long term debt or any other long term obligations.

Cash Used in Operating Activities

The Company used $23,318 of cash in operating activities during fiscal 2006. Cash used in operating activities was attributable primarily to the Company's exploration activities carried out at the Detour Lake Property, offset by a buildup of accounts payable.

The Company anticipates continuing to use cash generated by its financing activities to fund the cash used by the Company in its operating activities.

Cash Used in Investing Activities

The Company used $1,139,080 of cash in investing activities during fiscal 2006. This amount included the $1 million non-refundable deposit paid to Pelangio to purchase the Detour Lake Property. The Company subsequently paid an additional $4 million to Pelangio upon completion of the purchase of the Detour Lake Property on January 31, 2007.

Cash Generated by Financing activities

The Company generated cash of $9,184,421 from financing activities during fiscal 2006.

Upon incorporation, the Company issued 5,000,000 common shares for total proceeds of $5,000. These shares are referred to as "Seed Shares". The holders of the Seed Shares initially agreed that the Seed Shares would be held in escrow until six months after the completion of the IPO. As a condition of the IPO, the holders agreed to extend such escrow until October 23, 2007. Messrs. Panneton, Thiessen, Copeland, Cousens, Dickinson and Mason (all of whom are directors and/or officers of the Company) own an aggregate of 3,100,000 of the Seed Shares.

In August 2006, the Company borrowed $1,000,000 from HDI in exchange for a promissory note. The promissory note bore interest at a rate of 7.125% per year. Interest and principal on such promissory note in the amount of $1,011,712 was repaid to HDI on October 24, 2006. Five directors, who are also shareholders of the Company, are also directors of HDI. Mr. Gerald Panneton, the president and a shareholder of the Company is also an employee of HDI.

On October 23, 2006, the Company completed a private placement of 5 million subscription receipts at a price of $2 per subscription receipt for gross proceeds of $10 million. Each subscription receipt entitled the holder to acquire one common share of the Company and all of the subscription receipts were exchanged for common shares upon completion of the IPO. The Company incurred issuance costs of approximately $0.5 million resulting in net proceeds from the private placement of $9,494,141.

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The Company incurred deferred transaction costs of $314,720 during fiscal 2006 which were attributable to professional fees related to the acquisition of the Detour Lake Property and the completion of the IPO.

On January 31, 2007, the Company successfully completed its initial public offering of 10,000,000 common shares on the TSX. The shares were issued at a price of $3.50 per share for total gross proceeds to the Company of $35,000,000.

Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused. The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Property Commitments

To maintain its properties in good standing, the Company must spend approximately $388,000 in exploration costs annually on those properties.

Financial Capability and Additional Financing

The Company has sufficient financial resources to undertake its presently planned exploration programs. However, the Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and, if warranted, development of its projects. There can be no assurance that the Company will be able to obtain sufficient financing in the future to carry out exploration and, if warranted, development work on the Detour Lake Property. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company. Failure to obtain sufficient financing may result in delaying or the indefinite postponement of exploration, development or production on any or all of our properties or even a loss of property interest. With respect to the property known as Block A, if the Company cannot obtain adequate funds or funds on reasonable terms it may elect not to fund future work programs on Block A, and consequently its interest in the property will suffer dilution. According to the terms of the Trade Winds Agreement, the Company has the option, but not the obligation, to assume operatorship of the project.

There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Additional funds will be required for future exploration and development of the Detour Lake Property. If the Company raises additional funds through the sale of equity securities, shareholders will have their investment further diluted.

C.                     Research and Development

Not applicable.

D.                     Trend Information

Following the January 31, 2007 completion of the Acquisition and IPO, the Company's main focus continues to be the exploration and development of the Detour Lake Property. The Company may acquire additional mineral properties, which may be located in Canada or elsewhere. Also, depending upon the Company's ability to continue to obtain necessary funding to conduct exploration and development activities on its mineral properties and upon the results from its exploration activities, it may consider "farming-out", disposing of or abandoning any or a portion of these properties. The financing, exploration and development of any properties the Company proposes to acquire will be subject to a number of factors, including the price of gold or other minerals, applicable

– page 49 –

laws and regulations, political conditions, currency fluctuations, the hiring of qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors could change at any time and negatively affect the Company's operations and business.

E.                     Off-Balance Sheet Arrangements

Detour does not have any off-balance sheet arrangements.

F.                     Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Detour as at December 31, 2006:

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$-	$-	$-	$-	$-
Capital (Finance) Lease Obligations	$-	$-	$-	$-	$-
Operating Lease Obligations	$-	$-	$-	$-	$-
Purchase Obligations	$-	$-	$-	$-	$-
Other Long-term Liabilities	$-	$-	$-	$-	$-
Total	$-	$-	$-	$-	$-

G.                     Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 shall apply to Detour's statements pursuant to Items 5.E and F of this Registration Statement.

ITEM 6           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                     Directors and Senior Management

Certain of Detour's directors and officers are part-time and serve as officers and/or directors of other resource exploration companies and, as such, are engaged in, and will continue to be engaged in, the search for additional resource opportunities on behalf of such other companies. In particular, the success of Detour and its ability to continue to carry on operations is dependent upon its ability to retain the services of Gerald Panneton (President and CEO), Ronald Thiessen (Chairman), and Jeffrey Mason (Secretary and CFO).

As at the date of this Registration Statement, the following persons were the officers, directors or senior management of Detour:

Name (1)	Date of Birth	Position with Detour	Director/Officer Since

Robert A. Dickinson	1948	Director	August 2006

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Name (1)	Date of Birth	Position with Detour	Director/Officer Since

Louis Dionne	1952	Director	September 2006

Ingrid J. Hibbard	1958	Director	January 2007

Jeffrey R. Mason	1957	Chief Financial Officer and Secretary	August 2006

Philip E. Olson	1950	Director	January 2007

Gerald S. Panneton	1953	President, Chief Executive Officer and Director	July 2006

Ronald W. Thiessen	1952	Chairman and Director	July 2006

Judy M. Thomson	1954	Director	January 2007

(1)

None of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party. Ms. Ingrid J. Hibbard and Mr. Philip E. Olson were nominated by Pelangio to the Board on January 31, 2007.

The following is biographical information on each of the persons listed above.

Robert A. Dickinson, B.Sc., M.Sc., Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	August 2006	Present
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006

– page 51 –

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

Louis Dionne, P.Eng., Director

Louis Dionne is a mining engineer and mining consultant with over 30 years of experience in the mining industry. Mr. Dionne holds a Bachelor of Mining Engineering Degree from Laval University, Québec. Since 2005, Mr. Dionne has been an independent mining consultant. He was President and Chief Executive Officer of Richmont Mines Ltd., a Canadian gold producer, from 2002 to 2005. He also worked for Barrick Gold Corporation as Senior Vice-President, Underground Operations, where he provided technical input and leadership in the area of corporate mergers and acquisitions. Throughout his career, he has also provided technical, operations and management support for underground and open-pit operations, including as a technical expert in numerous evaluations, acquisitions and joint ventures related to underground developments in the United States and Canada.

Mr. Dionne is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	September 2006	Present
Aurizon Mines Ltd.	Director	May 2006	Present
Beaufield Resources Inc.	Director	December 2005	Present
Richmont Mines Ltd.	CEO and President	December 2002	August 2005

Ingrid J. Hibbard, Director

Ingrid Hibbard is a mining and securities lawyer with over 25 years of experience in the mining industry. Mrs. Hibbard graduated from the University of Western Ontario (B.A., LL.B). Since 1996, Mrs. Hibbard has been President and Chief Executive Officer of Pelangio Mines Inc., a public mining exploration company. Previously, she was in private practice with clients ranging from junior explorers to major mining companies such as Noranda Mines and Hemlo Gold Mines Inc. She served as Corporate Secretary of Hemlo Gold from 1993 to 1999.

– page 52 –

Ms. Hibbard is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	January 2007	Present
Pelangio Mines Inc.	CEO, President & Director	July 1997	Present
Olympus Pacific Minerals Inc.	Secretary	October 2003	June 2004

Jeffrey R. Mason, B.Comm., CA, Chief Financial Officer and Secretary

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies, including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Chief Financial Officer and	August 2006	Present
Secretary
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present

– page 53 –

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

Philip E. Olson, P.Geo., Director

Philip Olson is a professional geoscientist who is currently the President, Chief Executive Officer and a director of Titan Uranium Inc., a Saskatchewan-based junior uranium exploration company. Mr. Olson holds a Master of Science degree (Geology) from the University of Manitoba. He has been a professional geoscientist registered in Saskatchewan since 1997. Prior to joining Titan Uranium Inc., Mr. Olson was Vice-President, Corporate Development from 2003 to 2005 and Vice-President, Exploration from 1997 to 2003 with Claude Resources Inc. He has also held positions as Regional Exploration Manager with Hemlo Gold Mines Inc. (now Battle Mountain Gold Exploration Corp.), Chief Geologist with Falconbridge Limited at its Kidd Creek mine and Exploration Manager and Chief Geologist with Giant Yellowknife Mines.

Mr. Olson is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	January 2007	Present
Claude Resources	Vice President, Exploration	January 1997	November 2003
	Vice President, Corporate Development	November 2003	March 2005
Pelangio Mines Inc.	Director	May 2000	Present
Titan Uranium Inc	Director and Chief Executive Officer	March 2005	Present
	President	March 2005	April 2007
	Chairman	April 2007	Present

Gerald S. Panneton, P.Geo, President, Chief Executive Officer and Director

Gerald S. Panneton has been involved in the exploration and mining Industry for the last 25 years. A graduate of the University of Montreal (BSc), and of McGill University with a Master Degree in Sciences, Mr. Panneton joined the exploration community in the early 80's in the heart of the Abitibi Greenstone Belt for gold exploration. Firstly as project geologist for Sulpetro, and the Vior-Mazarin Group, he joined Placer Dome Exploration Ltd. in 1989. In 1993, he joined Lac Minerals, as Exploration Manager for Eastern Canada. In 1994, Lac Minerals was taken over by Barrick Gold Corporation ("Barrick"), where he continued as Exploration Manager for Canada until 1998. From 1998, Mr. Panneton was involved in Barrick's worldwide Exploration – Project Valuation and Acquisition including the Pangea Goldfields acquisition in July 2000.

Before joining Hunter Dickinson Inc. and Detour Gold, Mr. Panneton was Director of Advanced Projects and Evaluations for the Exploration-Corporate Development group for Barrick, based in Toronto, Canada. His responsibilities included the evaluation and due diligence process of advanced projects throughout Russia, Europe, Africa, North America, Australia, and Asia.

– page 54 –

Mr. Panneton is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director, President & CEO	July 2006	Present
Continental Minerals Corporation	Director, President & CEO	January 2006	Present
Barrick Gold Corporation	Director Advanced Projects	May 1998	January 2006
Lac Properties Inc. (Lac Exploration Inc.)	Director / Officer	September 1994	January 2006

Ronald W. Thiessen, CA, Chairman and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a consultant to Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director and Chairman	July 2006	Present
Detour Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President & Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director & President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President & Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President & Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President & Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present

– page 55 –

Company	Positions Held	From	To
	President & Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President & Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	Present
Taseko Mines Limited	Director	October 1993	Present
	President & Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

Judy M. Thomson, CA, Director

Judy Thomson is a Chartered Accountant with over twenty-five years of professional experience in audit, business administration and human resources. She has held senior administration and human resources positions with a global accounting and consulting firm in Canada and Asia (Arthur Andersen LLP and Andersen Consulting). She has also been an entrepreneur, being one of the senior management team involved in the successful start-up of the now world famous Rocky Mountaineer Railtours tour train. Over the past six years, she has provided administrative, financial reporting and taxation services to several limited partnerships in the mining and exploration business, as well as similar services for organizations in the film and video industry. Ms. Thomson also is the co-author of a best-selling book on business and social networking published in October 2005 by Penguin Prentice Hall New York and has spent the last three years providing seminars and presentations on that subject to corporations, associations and conferences in Canada and the United States. She is a director, Secretary, Chief Operating Officer and part owner of Shepa Learning Company, a privately-held company that provides training and consulting services.

Ms. Thomson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	January 2007	Present

B.                     Compensation

In this section, "Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Gerald Panneton, President and Chief Executive Officer and Jeffrey R. Mason, Secretary and Chief Financial Officer are the "Named Executive Officers" of Detour for the purposes of the following disclosure.

The compensation to be paid to or awarded to the Company’s Chief Executive Officer and Chief Financial Officer (the "Named Executive Officers") for the 2007 calendar year is to be based on an annual salary of $180,000

– page 56 –

payable to the Chief Executive Officer and an annual salary of $72,000 payable to the Chief Financial Officer. Such compensation will be paid pursuant to the Services Agreement between the Company and HDI attached to this Form 20-F. In addition, the Chief Executive Officer and the Chief Financial Officer were granted 200,000 and 100,000 options, respectively.

Long-Term Incentive Plan Awards

Detour does not presently have a long-term incentive plan or any pension plans for its executive officers or employees nor is any such plan contemplated.

Stock Options

During the period from inception (July 19, 2006) to December 31, 2006, no stock options were granted to the Named Executive Officers.

Subsequent to December 31, 2006, the following stock options have been granted to Detour's Named Executive Officers and directors.

Option/SAR Grants Since the End of the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($ / Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($ / Security)	Expiration Date
Gerald Panneton President, Chief Executive Officer and Director	200,000	21%	C$3.50	C$3.50	January 31, 2012
Ronald Thiessen Chairman and Director	100,000	11%	C$3.50	C$3.50	January 31, 2012
Jeffrey Mason Chief Financial Officer, Secretary and Director	100,000	11%	C$3.50	C$3.50	January 31, 2012
Robert Dickinson Director	100,000	11%	C$3.50	C$3.50	January 31, 2012
Philip E. Olson	100,000	11%	C$3.50	C$3.50	January 31, 2012
Louis Dionne	100,000	11%	C$3.50	C$3.50	January 31, 2012
Judy M. Thomson	100,000	11%	C$3.50	C$3.50	January 31, 2012
Ingrid Hibbard	100,000	11%	C$3.50	C$3.50	January 31, 2012

Each of the options above will vest over three years, with 30% after one year, an additional 30% after 2 years and the balance of 40% after three years from the date of grant. The options were granted on January 31, 2007 concurrent with the completion of the IPO.

There were no share options exercised by the Named Executive Officers during the financial year ended December 31, 2006.

Detour may grant, pursuant to the policies of the TSX, stock options to directors, officers and employees of and consultants to Detour or a subsidiary or to employees of a company providing management services to Detour in

– page 57 –

consideration of them providing their services to Detour or a subsidiary. The number of shares subject to each option is determined by Detour's Board of Directors within the guidelines established by the TSX. The Company's stock option plan is more fully described in Item 6.E of this Registration Statement.

The Company does not provide pension, retirement or similar benefits to its directors and senior management.

Directors Compensation

Initial compensation of the directors of the Company is $15,000 per year and $1,200 per attendance at each meeting of the board of directors. The chairperson of each committee of directors will be paid an additional $5,000 per year in respect of such duties as chairperson. Other members of each committee of directors will be paid $3,000 in respect of his or her duties as committee member. Directors who are executive officer of the Company or who are otherwise not independent will not receive any compensation for serving as directors or for serving on any committees of directors, other than share purchase options.

C.                     Board Practices

Term of Office

All of the directors of Detour are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with Detour's By-Laws. Detour's first annual meeting was held in June 2007. Detour's officers are appointed by the Board of Directors.

Directors' Service Contracts

None of the service contracts of any of Detour's directors contain provisions for benefits upon termination of such director's service.

Committees of the Board of Directors

The Board has appointed an Audit Committee, Compensation Committee, Corporate Governance & Nominating Committee and Technical Committee.

Audit Committee

The Board has adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The text of the audit committee charter (excluding specified definitions of independence and financial literacy under stock exchange policies and securities law) is attached as a schedule to this Registration Statement. The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Board has established definitions for "financial literacy" and has determined that all members of the Audit Committee are financially literate. The Audit Committee meets separately (without management present) with the Company's auditors to discuss the various aspects of the Company's financial statements and the independent audit.

The Company's Audit Committee is currently comprised of Messrs. Dionne and Olson and Ms. Thomson, all of whom are independent as defined in Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), the Canadian regulatory policy respecting audit committees. All members of the Audit Committee are "financially literate" as defined in MI 52-110. The audit committee typically meets each quarter.

Ms. Thomson is the designated "financial expert", as defined in MI 52-110, by virtue of her work experience and education, which includes holding a Chartered Accountant designation in Canada.

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Compensation Committee

The Board has established a Compensation Committee, comprised of Louis Dionne, Judy M. Thomson and Ron Thiessen, of which Mr. Dionne and Ms. Thomson are independent. The text of the compensation committee charter is available for viewing on the Company's website, www.detourgold.com.

The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company's executive officers and to the Directors, to review the performance and compensation paid to the Company's executive officers and to make recommendations on compensation to the Board. In addition, the Committee reviews annually the compensation plans for the Company's non-executive staff.

Corporate Governance and Nominating Committee

The Corporate Governance & Nominating Committee is comprised of Louis Dionne, Judy M. Thomson and Ron Thiessen, of which Mr. Dionne and Ms. Thomson are independent.

The Board has adopted a charter for the Corporate Governance & Nominating Committee to follow in carrying out its functions. The text of the Corporate Governance & Nominating Committee charter is available for viewing on the Company's website, www.detourgold.com. The Corporate Governance Committee is given the responsibility of developing and recommending to the Board the Company's approach to corporate governance. The Corporate Governance Committee reviews with management all new and modified rules and policies applicable to governance of the Company to assure that the Company remains in material compliance with such requirements.

The nominating function of the Corporate Governance & Nominating Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of Director of the Company. The Company will be adopting a formal procedure for assessing and evaluating the effectiveness of both the individual Directors as well as the Board as a whole. This function is carried out annually by the Corporate Governance & Nominating Committee whose evaluations and assessments are then provided to the Board of Directors in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

Technical Committee

The Technical Committee is comprised of Gerald Panneton, Louis Dionne and Philip Olson, of which Messrs. Dionne and Olson are independent.

The Technical Committee is given oversight responsibility regarding the mine closure plan, currently being prepared by independent consultants. The committee is to review the final report from the independent consultant and recommend to the Board a course of action.

D.                     Employees

At December 31, 2006, the Company did not have any full-time employees. Following the January 31, 2007 completion of the IPO and asset purchase from Pelangio, the Company has approximately 14 full-time employees. Many of the Company's services are provided by a related party, Hunter Dickinson Inc, pursuant to a geological and management service agreement. See Item 7B. Related Parties.

E.                     Share Ownership

The shareholdings and stock options of the Company's directors and senior management as at July 31, 2007 are as follows:

– page 59 –

			Number and
		Number of	Percentage of
		Outstanding Common	Outstanding Common
Name	Position with Detour	Shares Owned	Shares Owned (1)

Robert A. Dickinson	Director	565,000 (2)	1.4%

Louis Dionne	Director	Nil	Nil

Ingrid J. Hibbard	Director	1,000	0.0%

Jeffrey R. Mason	Chief Financial Officer and Secretary	509,500 (3)	1.3%

Philip E. Olson	Director	Nil	Nil

Gerald S. Panneton	President, Chief Executive Officer and Director	911,500 (4)	2.3%

Ronald W. Thiessen	Chairman and Director	579,000 (5)	1.4%

Judy M. Thomson	Director	Nil	Nil

(1)	Based on 40,280,350 common shares issued and outstanding as of July 31, 2007.

(2)

Comprised of (i) 440,000 common shares purchased from the Company for a price of $0.001 per share and held in escrow until October 23, 2007, and (ii) 125,000 shares issued upon conversion of subscription receipts purchased at a price of $2.00 per subscription receipt.

(3)

Comprised of (i) 440,000 common shares purchased from the Company for a price of $0.001 per share and held in escrow until October 23, 2007, and (ii) 69,500 shares issued upon conversion of subscription receipts purchased at a price of $2.00 per subscription receipt.

(4)

Comprised of (i) 900,000 common shares purchased from the Company for a price of $0.001 per share and held in escrow until October 23, 2007, and (ii) 11,500 shares issued upon conversion of subscription receipts purchased at a price of $2.00 per subscription receipt.

(5)

Comprised of (i) 440,000 common shares purchased from the Company for a price of $0.001 per share and held in escrow until October 23, 2007, and (ii) 139,000 shares issued upon conversion of subscription receipts purchased at a price of $2.00 per subscription receipt.

As of July 31, 2007, directors and officers of Detour as a group (8 persons) owned or controlled an aggregate of 2,566,000 shares (6.4%) of Detour, or 3,466,000 shares (8.4%) on a diluted basis.

Details of the stock options held by the Company's directors and senior management as at July 31, 2007 are as follows:

	Number of
	Shares Subject to		Exercise
Name	Stock Options	Expiry Date	Price

Robert A. Dickinson	100,000	January 31, 2012	C$3.50

– page 60 –

	Number of
	Shares Subject to		Exercise
Name	Stock Options	Expiry Date	Price

Louis Dionne	100,000	January 31, 2012	C$3.50

Ingrid J. Hibbard	100,000	January 31, 2012	C$3.50

Jeffrey R. Mason	100,000	January 31, 2012	C$3.50

Philip E. Olson	100,000	January 31, 2012	C$3.50

Gerald S. Panneton	200,000	January 31, 2012	C$3.50

Ronald W. Thiessen	100,000	January 31, 2012	C$3.50

Judy M. Thompson	100,000	January 31, 2012	C$3.50

Each of the options above will vest over three years, with 30% after one year, an additional 30% after 2 years and the balance of 40% after three years from the date of grant. The options were granted on January 31, 2007 concurrent with the completion of the IPO. Each option may be exercised for one common share of Detour at the exercise price.

All shares are subject to the Company's stock option plan, as described below.

Stock Option Plan

For the period ended December 31, 2006, the Company did not have a share purchase option plan. Following the year-end, Detour has adopted a share purchase option compensation plan that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option ordinarily equals the closing price for the common shares on the last trading day before the grant. Options may have a term of up to ten years and typically terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death. Vesting of options is at the discretion of the Board at the time the options are granted.

A share purchase option compensation plan was approved by the Board at a Detour Gold Board of Director's meeting held March 7, 2007 (see Exhibit 4.06). The plan is based on a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, the options available to grant under the plan increase proportionately.

The following is a summary of the material terms of the Plan:

(a)	all options granted under the Plan are non-assignable and non-transferable and for a period of up to 10 years;

(b)

for stock options granted to employees or service providers (inclusive of management company employees), Detour must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Detour or of any of its subsidiaries;

(c)	if an Optionee ceases to be employed by Detour (other than as a result of termination with cause) or ceases to act as a director or officer of Detour or a subsidiary of Detour, any option held by

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such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)	the minimum exercise price of an option granted under the Plan must not be less than the market price (as defined in the policies of TSX); and

(e)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of Detour in a one year period.

Detour must first obtain "disinterested" shareholders' approval if:

(i)	the number of options granted to Insiders of Detour exceeds 10% of Detour's outstanding listed shares; or

(ii)	the aggregate number of options granted to Insiders of Detour within a one year period exceeds 10% of Detour's outstanding listed shares; or

(iii)	the number of options granted to any one Insider and such Insider's Associates within a one year period exceeds 5% of Detour's outstanding listed shares; or

(iv)	Detour is decreasing the exercise price of options previously granted to Insiders.

ITEM 7           MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.                     Major Shareholders

Major Shareholders

Detour is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Detour's knowledge, except as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Detour, the only class of securities with voting rights. For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As partial consideration for the acquisition of the Detour Lake Property, the Company issued 20 million common shares to Pelangio Mines Inc. As at July 31, 2007, Pelangio's shareholding represents 49.95% of the issued and outstanding common shares of the Company. These shares were held in escrow until July 31, 2007, at which time they became freely trading shares.

Upon inception of the Company on July 19, 2006, 5,000,000 seed capital common shares were issued to investors. These shares are held in escrow until October 23, 2007, at which time they will all become freely trading shares.

All of the common shares have the same voting rights.

– page 62 –

Geographic Breakdown of Shareholders

As of July 31, 2007, Detour's register of shareholder indicates that Detour's common shares are held as follows:

		Percentage of total	Number of registered
Location	Number of shares	shares	shareholders of record

Canada	38,171,990	94.7%	22

United States	1,208,360	3.0%	7

Other	900,000	2.3%	2

	40,280,350	100.0%	31

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located. Many beneficial shareholders hold their shares through brokerage houses; consequently the number of beneficial shareholders is greater than the number of registered shareholders reported above.

Transfer Agent

Detour's securities are recorded on the books of its transfer agent, Computershare Investor Services Inc. located at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (416) 263-9524 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Detour does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of its knowledge, Detour is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. There are no arrangements known to Detour which, at a subsequent date, may result in a change in control of Detour.

Insider Reports under the Provincial Securities Legislation

Under applicable provincial securities legislation, "insiders" (generally officers, directors and holders of 10% or more of Detour's shares) are required to file insider reports of changes in their ownership of the Company. Such reports generally must be filed electronically with Canadian securities regulators 10 days following the date of the trade, and are available to the public on the Internet at www.sedi.ca.

B.                     Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Detour or its predecessors during the initial period from inception (July 19, 2006) to December 31, 2006 and during the period from January 1, 2007 to the date hereof except as follows:

1.

On July 19, 2006, the Company issued 5,000,000 common shares at $0.001 ("Seed Capital") upon inception of the Company. As noted above under Item 6.E "Directors, Senior Management and Employees – Share Ownership", Messrs. Panneton, Thiessen, Dickinson and Mason, each of whom is a

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director and/ or officer of the Company subscribed to, and paid for, a total of 2,660,000 shares of the Company as part of this financing. David J. Copeland and Scott D. Cousens, each of whom was a director of the Company until completion of the IPO, each subscribed to, and paid for, a total of 440,000 shares of the Company as part of this offering. These shares are held in escrow until October 23, 2007, at which time they will be released to the holders.

2.

On October 23, 2006, the Company completed a private placement of 5,000,000 subscription receipts at a price of $2.00 per subscription receipt for gross proceeds of $10,000,000. As noted above under Item 6.E "Directors, Senior Management and Employees – Share Ownership", Messrs. Panneton, Thiessen, Copeland, Cousens, Dickinson and Mason, each of whom is a director and/ or officer of the Company subscribed to, and paid for, a total of 667,500 subscription receipts. David J. Copeland and Scott D. Cousens, each of whom was a director of the Company until completion of the IPO, each subscribed to, and paid for, a total of 125,000 subscription receipts as part of this offering. All subscription receipts were converted to common shares of the Company on January 31, 2006, as part of the IPO.

3.	During the period January 1, 2007 to July 31, 2007 a director of the Company acquired 1,000 common shares of the Company, in the secondary market.

4.

Hunter Dickinson Inc. ("HDI") is a private company owned equally by ten public companies and has certain directors in common with the Company. Specifically, Messrs. Panneton, Thiessen, Dickinson and Mason, who are directors and/ or senior officers of the Company, are also directors and/ or senior officers of HDI. HDI billed $56,683 for services during fiscal 2006, of which $24,225 was outstanding and payable by the Company to HDI as of December 31, 2006.

The nature of the various costs incurred by HDI on the Company’s behalf are retained in the financial statement presentation, apportioned amongst the line items according to the type of cost.

5.

In August 2006, the Company borrowed $1,000,000 from HDI in exchange for a promissory note. The promissory note bore interest at a rate of 7.125% per year. Interest and principal on such promissory note in the amount of $1,011,712 was repaid to HDI on October 24, 2006. Five directors, who are also shareholders of the Company, are also directors of HDI. Mr. Gerald Panneton, the president and a shareholder of the Company is also an employee of HDI.

6.

Pursuant to the Purchase Agreement, the Company acquired the Detour Lake Property from Pelangio for total consideration comprise of $5,000,000 in cash and the issuance of 20,000,000 common shares. This acquisition transaction is described above in further detail under the heading "Information on the Company – History of the Company – Detour Lake Property". Pelangio is a major shareholder of the Company, holding approximately 49.95% of the Company's outstanding shares as of July 31, 2007. Ms. Hibbard and Mr. Olson, each of whom is a director of the Company, are also directors and shareholders of Pelangio and, in the case of Ms. Hibbard, an officer of Pelangio.

No director or officer of Detour has been indebted to Detour at any time since inception of the Company.

C.                     Interests of Experts and Counsel

Not applicable.

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ITEM 8           FINANCIAL INFORMATION

A.                     Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Registration Statement are filed under Item 17 of this Registration Statement.

Legal Proceedings

The Company is not involved in any material legal proceedings.

Dividends

Detour has not paid any dividends on any of its shares since incorporation. Detour does not presently have any intention of paying dividends. Its future dividend policy will be determined by its board of directors on the basis of earnings, financial requirements and other relevant factors.

B.                     Significant Changes

Since December 31, 2006, to June 30, 2007 (the date of the latest unaudited quarterly financial statements), the Company has raised approximately $33.6 million in net financing proceeds, paid approximately $4.8 million in cash for the acquisition of the Detour Lake Property, and spent approximately $7.7 million in operating activities (of which approximately $7.3 million was related to exploration activities). Detour has not experienced any significant changes since June 30, 2007.

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ITEM 9           THE OFFER AND LISTING

Detour has only one class of shares authorized, namely, common shares without par value. There are an unlimited number of shares authorized. All shares are initially issued in registered form. There are no restrictions on the transferability of the shares imposed by Detour's constating documents.

A.                     Offer and Listing Details

Trading Markets

As of January 31, 2007, Detour's common shares began trading on the TSX under the symbol "DGC". The following table shows the progression in high and low trading prices of the common shares of Detour on the TSX for the periods listed.

	High	Low
	(Cdn $)	(Cdn $)
Annual (fiscal year)
2006	n.a	n.a

Quarterly

Fiscal 2007
First Quarter	$4.75	$3.40
Second Quarter (to June 30, 2007)	$6.40	$4.10

Monthly
July 2007	$7.30	$5.77
June 2007	$6.40	$5.41
May 2007	$5.94	$5.00
April 2007	$6.00	$4.10
March 2007	$4.75	$3.40
February 2007	$3.75	$3.40
January 2007	$3.99	$3.65
December 2006	NA	NA

B.                     Plan of Distribution

Not applicable.

C.                     Markets

Detour's common shares have traded in Canada on the TSX since January 31, 2007 under the symbol DGC (see "Item 4.A - History and Development of Detour").

D.                     Selling Shareholders

Not applicable.

E.                     Dilution

Not applicable.

F.                     Expenses of the Issue

Not applicable.

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ITEM 10           ADDITIONAL INFORMATION

A.                     Share Capital

Detour's share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 40,280,350 common shares without par value were issued and outstanding as fully paid and non-assessable as of July 31, 2007. The accompanying audited financial statements provides details of all share issuances effected by Detour since inception (July 19, 2006). There are no shares of Detour which are held by or on behalf of Detour. There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) since inception of the Company. All common shares of Detour rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup. A summary of Detour's outstanding dilutive securities (convertible or exercisable into common shares) is as follows:

Warrants

As at December 31, 2006, the Company had no outstanding warrants. During the period January 1, 2007 to July 31, 2007, the Company granted 500,000 warrants as follows:

Name	Number of Common Shares under Warrants granted to date	Price Exercise (C$)	Expiration Date
Consultants:
Dundee Securities	180,000	$3.85	January 31, 2008
Haywood Securities Inc.	180,000	$3.85	January 31, 2008
TD Securities Inc.	80,000	$3.85	January 31, 2008
Blackmont Capital Inc.	60,000	$3.85	January 31, 2008
Totals	500,000	–	–

The following table shows Detour's warrants outstanding as at July 31, 2007:

	Exercise
Expiry date	price	Number

January 31, 2008	C$ 3.85	360,000

Management and Employee Incentive Options

As at December 31, 2006, the Company had no outstanding options. During the period January 1, 2007 to July 31, 2007, the Company granted 2,321,000 options as follows:

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Name	Number of Common	Price	Expiration Date

Directors:
Gerald Panneton	200,000	$3.50	January 31, 2012
Robert A. Dickinson	100,000	$3.50	January 31, 2012
Jeffery R. Mason	100,000	$3.50	January 31, 2012
Ronald W. Thiessen	100,000	$3.50	January 31, 2012
Louis Dionne	100,000	$3.50	January 31, 2012
Ingrid Hibbard	100,000	$3.50	January 31, 2012
Philip Olson	100,000	$3.50	January 31, 2012
Judy Thomson	100,000	$3.50	January 31, 2012
Consultants:
Laurie Gaborit	100,000	$3.50	January 31, 2012
Eric Kallio	75,000	$3.50	January 31, 2012
Roger Aubertin	75,000	$3.50	January 31, 2012
Fred Sharpley	75,000	$3.50	January 31, 2012
James Oliver	40,000	$3.50	January 31, 2012
Larry Thon	40,000	$3.50	January 31, 2012
Madeline Thon	40,000	$3.50	January 31, 2012
Employees(1):	976,000	$3.50 to $6.09	January 31, 2012
Totals	2,321,000	–	–

_______________________
(1)	Includes employees of Hunter Dickinson Inc. which provides management services to Detour. See "Administration Agreement".

– page 68 –

The following table shows Detour's outstanding options as at July 31, 2007:

	Exercise
Expiry date	price	Number

January 31, 2012	C$ 3.50	1,385,000

January 31, 2012	C$6.09	936,000

Total		2,321,000

Other than stock options there are no arrangements with Detour's employees to allow them to participate in Detour's capital.

History of Share Capital

A summary of the changes to Detour's share capital since inception (July 19, 2006) is as follows:

		Amount	Amount
	Number of Shares	Canadian GAAP	United States GAAP
Issuance of Seed Capital (July 19, 2006)	5,000,000	$5,000	$5,000
Conversion of subscription receipts to common shares	5,000,000	9,494,141	9,494,141
IPO	10,000,000	31,790,400	31,790,400
Issuance of common shares for Mineral Property	20,000,000	70,000,000	70,000,000
Issuance of common shares upon exercise of warrants	280,350	1,300,825	1,300,825
Balance, July 31, 2007	40,280,350	$112,590,365	$112,590,365

Escrowed Securities

Holders of 5,000,000 common shares (the "Seed Shares") have agreed that the Seed Shares will be held in escrow until October 23, 2007. In addition, the 20,000,000 common shares issued January 31, 2007 to Pelangio in connection with the Purchase Agreement, were held in escrow until July 31, 2007.

Fully Diluted Share Capital

A summary of Detour's diluted share capital is as follows:

July 31, 2007
Issued	40,280,350
Options	2,321,000
Warrants	219,650
Fully diluted share position	42,821,000

B.                     Articles and Bylaws

Detour was incorporated on July 19, 2006 under the Canada Business Corporations Act as 6600964 Canada Inc. and on August 21, 2006 the Company filed articles of amendment to change the Company’s name to Detour Gold Corporation. Detour’s corporate constituting documents are comprised of Articles of Incorporation ("Articles")

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and By-Laws (“By-Laws”). A copy of each of the Articles and By-laws are filed with this Initial Registration Statement on Form 20-F as exhibits. (See Item 19).

The following is a summary of certain material provisions of the Articles, By-laws and the Canada Business Corporations Act:

1.           Objects and Purposes

Detour’s Articles do not specify objects or purposes. Detour is entitled under the Canada Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2.           Directors

Director's power to vote on a proposal, arrangement or contract in which the director is interested.
According to the Canada Business Corporations Act, a director or an officer of a corporation shall disclose to the corporation, in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the corporation, if the director or officer is a party to the contract or transaction;

  is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or

  has a material interest in a party to the contract or transaction.

The Canada Business Corporations Act requires that the above disclosure shall be made, in the case of a director,

  at the meeting at which a proposed contract or transaction is first considered;

  if the director was not, at the time of the meeting, interested in a proposed contract or transaction, at the first meeting after he or she becomes so interested;

  if the director becomes interested after a contract or transaction is made, at the first meeting after he or she becomes so interested; or

  if an individual who is interested in a contract or transaction later becomes a director, at the first meeting after he or she becomes a director.

Under the Canada Business Corporations Act, if a material contract or transaction is one that, in the ordinary course of the Company’s business, would not require approval by the directors or shareholders, a director or officer shall disclose, in writing to the Company or request to have it entered into the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of his interest immediately after he or she becomes aware of the interest.

Under the Canada Business Corporations Act, a general notice to the directors declaring that a director or officer is to be regarded as interested, for any of the following, is a sufficient declaration of interest:

  the director or officer is a director or officer, or acting in a similar capacity, of a party to the contract or transaction, or has a material interest in a party to the contract or transaction;

  the director or officer has a material interest in the party; or

– page 70 –

  there has been a material change in the nature of the director’s or the officer’s interest in the party.

The Canada Business Corporations Act further provides that a director required to make the above disclosure shall not vote on any resolution to approve the contract or transaction unless the contract or transaction:

(a)	relates primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate of the corporation;

(b)	is for indemnity or insurance, as provided for in the Canada Business Corporations Act; or

(c)	is with an affiliate of the corporation.

The Canada Business Corporations Act provides that if a director or an officer fails to comply with the provisions of the Canada Business Corporations Act related to disclosure of interests, a court may set aside the contract or transaction on any terms that it thinks fit, or may require the director or officer to account to the corporation for any profit or gain realized on it.

Under the Canada Business Corporations Act, a contract or transaction, for which disclosure is required, is not invalid, and the director or officer is not accountable for any profit realized, if the disclosure requirements of the Canada Business Corporations Act are met, the directors approved the transaction and the contract or transaction was reasonable and fair to the corporation. Even if these requirements are not met the contract or transaction is not invalid, and the director or officer is not accountable for any profit realized, if the director or officer acted in good faith, the contract or transaction was reasonable and fair to the corporation, and after sufficient disclosure to the shareholders, the contract or transaction is approved or confirmed by special resolution at a meeting of the shareholders.

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.
The Company’s By-Laws provide that, subject to any unanimous shareholder agreements, the directors shall be paid such remuneration for their services as the board may determine from time to time. The Canada Business Corporations Act provides that directors of a corporation may fix the remuneration of the directors, officers and employees of the corporation.

Borrowing powers exercisable by the directors.
Under the By-Laws, the Company’s board may, from time to time:

  borrow money upon the credit of Detour;

  issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidence of indebtedness or guarantee of Detour, whether secured or unsecured;

  give a guarantee on behalf of the Company to secure performance of an obligation of any person; and

  mortgage, hypothecate, pledge or otherwise create a security interest in or charge upon all or any of the Company’s real or personal property, owned or subsequently acquired by way of mortgage, hypothec, pledge or otherwise, to secure payment of any such evidence of indebtedness or guarantee whether present or future of Detour.

– page 71 –

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to Detour under its Articles or the Canada Business Corporations Act.

Number of shares required for a director's qualification.
Directors need not own any shares in Detour in order to qualify as directors.

3.           Rights, Preferences and Restrictions Attaching to Each Class of Shares

Dividends
Dividends may be declared by Detour’s Board and paid to the shareholders according to their respective rights and interests in Detour. The Canada Business Corporations Act provides that no dividend may be declared or paid if Detour is, or would after the payment, be unable to pay its liabilities as they become due; or if the realizable value of Detour’s assets would thereby be less than the aggregate of the Company’s liabilities and stated capital of all classes.

Voting Rights
Each Detour share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, the appointment of auditors and the approval of corporate changes. Directors are elected yearly to hold office until the close of the next annual meeting of shareholders. Where directors fail to be elected at any such meeting then the incumbent directors will continue in office until there successors are elected. There are no cumulative voting rights applicable to Detour.

Rights to Profits and Liquidation Rights
All common shares of Detour participate rateably in any of the Company’s net profit or loss and shares participate rateably in any of Detour’s available assets in the event of a winding up or other liquidation.

Redemption
Detour currently has no redeemable securities authorized or issued.

Sinking Fund Provisions
Detour has no sinking fund provisions or similar obligations.

Shares Fully Paid
All Detour shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights
There are no pre-emptive rights applicable to Detour which provide a right to any person to participate in any equity or other securities offering.

With respect to the rights, preferences and restrictions attaching to our common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of Detour’s shares.

4.           Changes to Rights and Restrictions to Shares

– page 72 –

The Canada Business Corporations Act provides that Detour may by a special resolution amend its articles to:

change any maximum number of shares that the Company is authorized to issue;

create new classes of shares;

reduce or increase its stated capital, if its stated capital is set out in the Articles;

change the designation of all or any of its shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued;

change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series;

divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;

authorize the directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof; or

authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series.

The Canada Business Corporations Act also provides that Detour may, with respect to any of its issued shares which remain outstanding and are held by more than one person, by special resolution, amend the Articles to constrain:

o	the issue or transfer of shares of any class or series to persons who are not resident Canadians;

o	the issue or transfer of shares of any class or series to enable Detour or any of our affiliates or associates to qualify under any prescribed law of Canada or a province

	•	to obtain a licence to carry on any business,

	•	to become a publisher of a Canadian newspaper or periodical, or

	•	to acquire shares of a financial intermediary as defined in the regulations;

o

the issue, transfer or ownership of shares of any class or series in order to assist Detour or its affiliates or associates to qualify under any prescribed law of Canada or a province to receive licences, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership or control;

o	the issue, transfer or ownership of shares of any class or series in order to assist Detour in complying with any prescribed law; or

o

the issue, transfer or ownership of shares of any class or series to enable the Company to be a registered labour-sponsored venture capital corporation to meet certain requirements of the Income Tax Act.

The Canada Business Corporations Act provides that the holder of shares of a class or series are entitled to vote separately as a class or series on a proposal to amend the articles to increase or decrease the number of authorized shares of such class or a class having equal or superior privileges; reclassify or cancel all or part of such class;

– page 73 –

add, change, or remove the rights, privileges, restrictions of such class; increase the rights or privileges of a superior class of shares; create a new class of shares equal to or superior to such class; effect and exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; or, constrain the issue, transfer or ownership of such class or remove such a constraint.

A special resolution is a resolution passed by not less than two thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders who were entitled to vote on that resolution. Generally, there are no significant differences between Canadian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5.           Meetings of Shareholders

Detour’s By-Laws provide that it must hold its annual general meeting not more than 15 months from their last annual general meeting, but not later than six months after the end of our preceding financial year. The Company’s Board also has the power to call special meetings. The By-Laws provide that meetings shall be held at Detour’s registered office, or elsewhere in Canada as the Company’s Board may, from time to time, determine. Meetings may also be held at a location outside Canada, if specified in the Articles or if all of the shareholders entitled to vote thereat agree that the meeting is to be held at that place. Shareholder meetings are governed by the Articles, the By-Laws and the Canada Business Corporations Act. In addition, since the Company is a reporting issuer under the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, many important shareholder protections are also contained in the securities legislation of these Canadian provinces.

Detour is a “distributing corporation” within the meaning assigned in the regulations promulgated under the Canada Business Corporations Act by virtue of being a reporting issuer under applicable provincial securities legislation in Canada. The Canada Business Corporations Act requires a distributing corporation to provide not less than 21 days and not more than 60 days advance notice of a shareholder meeting. Detour’s directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting. Detour’s By-Laws provide that, if it is ceases to be a distributing corporation, it will be required to provide at least 10 days advance notice of a shareholder meeting.

Applicable provincial securities legislation and the Canada Business Corporations Act superimpose requirements that generally provide that shareholder meetings require not less than a 60 day notice period from initial public notice and that the Company make a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars, proxies and like matters are governed by provincial securities legislation and the Canada Business Corporations Act. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. We must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination.

Most state corporation statutes in the United States require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual meeting must be held and the percentage of shareholders required to call an annual meeting, or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

– page 74 –

6.           Rights to Own Securities

There are no limitations under the Articles or in the Canada Business Corporations Act that address the right of persons who are not citizens of Canada to hold or vote common shares.

7.           Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

Neither the Articles nor the By-Laws of Detour contain any provision that would have the effect of delaying, deferring or preventing a change of control. Detour has not implemented any shareholders' rights or other "poison pill" protections against possible takeovers and the Company does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in the Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Detour’s material agreements giving special rights to any person on a change in control.

The Canada Business Corporations Act does not contain any provision that would have the effect of delaying, deferring or preventing a change of control of a company.

Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company's board of directors to adopt such provisions.

8.           Ownership Threshold Requiring Public Disclosure

Neither the Articles nor the By-Laws require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders. There are no requirements under Canadian corporate law to report ownership of shares, but applicable provincial securities legislation generally requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of a trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. All insider trading reports filed by our insiders pursuant to Canadian securities legislation are available on the Internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation's issued and outstanding shares.

9.           Differences in Law between the US and Canada

Differences in the law between the United States and Canada, where applicable, have been explained above within each category.

10.           Changes in the Capital of the Company

There are no conditions imposed by the Articles which are more stringent than those required by the Canada Business Corporations Act.

C.                     Material Contracts

The material contracts to which Detour is a party which were entered into, or assigned by Pelangio, since inception (July 19, 2006) are as follows:

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1.

1. Agency Agreement dated January 22, 2007, between the Company and Dundee Securities Corporation, Haywood Securities Inc. TD Securities Inc. and Blackmont Capital Inc. (collectively "the agents") related to the sale of the Company's securities for purposes of the IPO. (see Exhibit 4.01)

2.

2. Purchase Agreement dated August 21, 2006 between the Company and Pelangio, along with First Amendment Agreement dated September 20, 2006, Second Amendment Agreement dated October 4, 2006 and Third Amendment Agreement dated January 3, 2007 (see Item 4 and Exhibit 4.02).

3.

3. Services Agreement dated July 19, 2006 between the Company and Hunter Dickinson Inc. ("HDI"), related to the provision of geological, technical, corporate development, administrative and management services to, and incurred on behalf of the Company by HDI. (see Exhibit 4.03)

4.

4. Option and Access Agreement dated December 10, 1998 between the Detour Lake Joint Venture of Pelangio-Larder and Franco and Placer. This agreement was assigned to the Company on January 31, 2007 (see Item 5 and Exhibit 4.04).

5.	Property Option Agreement dated September 2003 between Pelangio and Trade Winds (see Item 5 and Exhibit 4.05).

D.                     Exchange Controls

Detour is incorporated pursuant to the laws of the Canada Business Corporations Act. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Detour on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Detour's common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Detour does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Detour's relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Detour's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Detour was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Detour and the value of the assets of Detour, as determined in accordance with the regulations promulgated under the Investment Act, was over $5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Detour. An

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investment in the common shares of Detour by a WTO Investor, or by a non-Canadian when Detour was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Detour and the value of the assets of Detour, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2007 exceeds $281 million. A non-Canadian would acquire control of Detour for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Detour unless it could be established that, on the acquisition, Detour was not controlled in fact by the acquirer through the ownership of the common shares.

The foregoing assumes Detour will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the common shares would be exempt from the Investment Act, including:

(a)	an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)

an acquisition of control of Detour in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)

an acquisition of control of Detour by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Detour, through the ownership of the common shares, remained unchanged.

E.                     Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of common shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Detour, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations there under, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any

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particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Detour will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Detour's voting shares). Detour will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Detour's issued shares of any class or series. If the shares of Detour constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer's capital gain or loss from a disposition of the share is the amount, in any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion of a Clearance Certificate request. If the disposition of the share is subject to tax in Canada, the nonresident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of Detour's common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Detour. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, the Company urges holders and prospective holders of common shares of Detour to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Detour, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and

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adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Detour who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and the summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Detour

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Detour are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Detour has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Detour, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Detour generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Detour may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at

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least 20% of the voting power and value of Detour) deduction of the United States source portion of dividends received from Detour (unless Detour qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). Detour does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Detour's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Detour's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Detour may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Detour will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Detour should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Detour

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Detour equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Detour. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Detour will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.

For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a foreign (non-U.S.) corporation, if for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Company believes that it is presently a PFIC.

As a PFIC, each U. S. Holder’s income or gain with respect to a disposition or deemed disposition of the Company’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges discussed below, unless the U.S. Holder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares. A U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company's qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by such amount that is included in income but not distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as nondeductible "personal interest."

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

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With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing, non-corporate U.S. Holder must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders are encouraged to consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the Securities and Exchange Commission (“SEC”), (2) the national market system

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established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a controlled foreign corporation (“CFC”), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income. A CFC is a foreign corporation in which more than 50% of the voting power of all classes of stock or the total value of the stock is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

F.                     Dividends and Paying Agents

Not applicable. The Company has paid no dividends in the period from inception (July 19, 2006) to December 31, 2006. The Company does not pay dividends and has no plans to do so in the foreseeable future.

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G.                     Statement by Experts

Included with this Registration Statement are the following consents with respect the inclusion of, or reference to, their reports in this Registration Statement:

1.

Consent of Detour's auditors, McGovern, Hurley, Cunningham, LLP to the inclusion of their auditors' report dated March 12, 2007 on the financial statements of Detour for the period from inception (July 19, 2006) to December 31, 2006.

2.	Consent of tax reviewer, Kempisty & Company, Certified Public Accountants, P.C.

H.                     Documents on Display

Exhibits attached to this Registration Statement are also available for viewing at the offices of Detour, 200 Bay Street, Suite 2040, Toronto, Ontario, M5J 2J1 or on request of Detour at (416) 572-2542, attention: Shareholder Communications Department. Copies of Detour's financial statements and other continuous disclosure documents required under the Canada Business Corporations Act are available for viewing on the internet at www.sedar.com.

I.                     Subsidiary Information

As of December 31, 2006 and the date of this Registration Statement, Detour has no subsidiaries.

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ITEM 11           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.                     Transaction Risk and Currency Risk Management

Detour's operations do not employ complex financial instruments or derivatives, and given that Detour keeps its excess funds in high-grade short-term cash or near-cash instruments, it does not have significant or unusual financial market risks. In the event Detour experiences substantial growth in the future, Detour's business and results of operations may be materially affected by changes in interest rates on new debt financings, the granting of credit to Detour's customers, and certain other credit risks associated with Detour's operations.

B.                     Interest Rate Risk and Equity Price Risk

Detour is equity financed and does not have any debt which could be subject to significant interest rate change risks. Detour has raised equity funding through the sale of securities denominated in Canadian dollars, and will likely raise additional equity funding denominated in Canadian dollars in the future.

C.                     Exchange Rate Sensitivity

All of Detour's administrative operations are in Canada.

Detour incurs most of its exploration expenditures in Canadian dollars. Detour typically holds most of its funds in Canadian dollars and reports the results of its operations in Canadian dollars. Therefore, the potential impact of exchange rate risk on the Company's financial statements is minimal.

D.                     Commodity Price Risk

The value of Detour's mineral properties can always be said to relate to the price of the commodity and the outlook for same. The Company does not have any operating mines nor economic ore. The Company has no commodity hedges in place.

– page 85 –

ITEM 12           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                     Debt securities

Not applicable

B.                     Warrants

At July 31, 2007, the Company had the following warrants outstanding:

Expiry date	Exercise Price	At July 31, 2007
January 31, 2008	C$3.85	360,000

Weighted average exercise price (C$)		$ 3.85

Each warrant is exercisable for one common share of Detour.

C.                     Other securities

Not applicable.

D.                     American Depository Shares

Not applicable.

– page 86 –

PART II

ITEM 13           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

– page 87 –

ITEM 14           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15           CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A         AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B         CODE OF ETHICS

Not applicable.

ITEM 16C         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E         PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

– page 88 –

PART III

ITEM 17           FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.	Audited financial statements of Detour Gold Corporation. for the period from inception (July 19, 2006) to December 31, 2006 comprised of the following are included herein:

(a)

Report of Independent Registered Public Accounting Firm on the balance sheet as at December 31, 2006; statement of operations and deficit, and cash flows for the period from inception (July 19, 2006) to December 31, 2006;

	(b)	Balance Sheet as at December 31, 2006;

	(c)	Statement of Operations and Deficit for the period from inception (July 19, 2006) to December 31, 2006;

	(d)	Statement of Cash Flows for the period from inception (July 19, 2006) to December 31, 2006; and

	(e)	Notes to the financial statements.

– page 89 –

ITEM 18           FINANCIAL STATEMENTS

Detour has elected to provide financial statements pursuant to Item 17.

– page 90 –

ITEM 19           EXHIBITS

The following exhibits are included in this Initial Registration Statement on Form 20-F:

Exhibit
Number	Description

1.01	Certificate of Incorporation dated July 19, 2006

1.02	Articles of Incorporation dated July 19, 2006

1.03	Bylaws dated July 19, 2006

4.01	Agency Agreement dated January 22, 2007, between the Company and Dundee Securities Corporation, Haywood Securities Inc., TD Securities Inc. and Blackmont Capital Inc.

4.02	Purchase Agreement dated August 21, 2006 between the Company and Pelangio

4.03	Geological, Management and Administration Services Agreement between Detour Gold Corporation. and Hunter Dickinson Inc. dated July 19, 2006

4.04	Option and Access Agreement dated December 10, 1998 between the Detour Lake Joint Venture of Pelangio-Larder and Franco and Placer

4.05	Assignment Agreement dated January 31, 2007 relating to the Property Option Agreement dated September 2003 between Pelangio and Trade Winds

4.06	Stock Option Plan dated January 31, 2007

11.01	Code of Ethics

15.01	Audit Committee Charter

15.02	Consent letter of McGovern, Hurley, Cunningham, LLP

15.03	Consent of Tax Reviewer

99.1	Audited Financial Statements

– page 91 –

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

DATED: September 10, 2007

DETOUR GOLD CORPORATION

/s/ Jeffrey R. Mason
____________________________________
JEFFREY R. MASON
Director, Secretary, and Chief Financial Officer

Please address your comment letter to:

Detour Gold Corporation
Attention: Paul Mann
1020 – 800 West Pender Street
Vancouver, BC
Canada V6C 2V6